Securities and Exchange Commission
450 5 Street, N.W.
Washington, DC  20549


RE:  Midland National Life Separate Account A; Variable Survivorship Life



Commissioners:

Enclosed for filing under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act") please find a copy of a Registration Statement on Form S-6, registering a new class of variable insurance policies under the 1933 Act. In addition, an amended Registration Statement under the 1940 Act of Form N-8B-2 for Midland National Life Separate
Account A will be filed via amendment.

The Midland National Life Separate Account A ("Separate Account") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-5271) in connection with other variable life insurance products.

Midland National Life Insurance Company and the Separate Account are relying on Rule 6e-3(T) under the Investment Company Act of 1940, and no additional exemptive relief is required. Therefore, this filing is complete as is.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.



Sincerely,



Paul M. Phalen CLU, FLMI
Assistant Vice President -
Product Implementation
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193


VLSLCVR.txt

As filed with the Securities and Exchange Commission on June 15, 1999.


                                             Registration No. 333-
                                             811-5271

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
          (with respect to Variable Survivorship policies)
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland Asbill & Brennan L L P
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404


Approximate date of proposed public offering: As soon as practicable after the effectiveness of the Registration
                                              Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.


S6CVVLSL.txt

VARIABLE SURVIVORSHIP LIFE

Issued By:
Midland National Life (An Iowa Corporation)

7755 Office Plaza Drive North, Suite 105  West Des Moines, IA 50266
(605) 335-5700

Variable Survivorship Life is a last survivor variable life insurance policy issued by Midland National Life Insurance Company. Variable Survivorship Life:

provides insurance coverage with flexibility in death benefits and premiums;

pays a death benefit if both of the two insureds die while the contract is still in force;

can provide substantial cash value build-up on a tax-deferred basis. However, there is no guaranteed cash value for amounts you allocate to the Investment Divisions. You bear the risk of poor investment performance for those amounts.

lets you borrow against your contract, withdraw part of the net cash surrender value, or completely surrender your contract. Loans and withdrawals affect the cash value, and may affect the death benefit.

After the first premium, you may decide how much your premiums will be and how often you wish to pay them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a Modified Endowment contract. If it is a Modified Endowment contract, then loans and withdrawals may have negative tax consequences.

You have a limited right to examine your contract and return it to us for a refund.

You may allocate your cash value to our General Account or up to ten investment divisions. Each division invests in a specified mutual fund portfolio. You can choose among the following twenty-three investment divisions:


1. VIP Money Market Portfolio
2. VIP High Income Portfolio
3. VIP Equity-Income Portfolio
4. VIP Growth Portfolio
5. VIP Overseas Portfolio
6. VIP II Asset Manager Portfolio
7. VIP II Investment Grade Bond Portfolio
8. VIP II Contrafund Portfolio
9. VIP II Asset Manager: Growth Portfolio
10. VIP II Index 500 Portfolio
11. VIP III Growth & Income Portfolio
12. VIP III Balanced Portfolio
13. VIP III Growth Opportunities Portfolio
14. American Century VP Capital Appreciation Portfolio
15. American Century VP Value Portfolio
16. American Century VP Balanced Portfolio
17. American Century VP International Portfolio
18. American Century VP Income & Growth
19. MFS VIT Emerging Growth
20. MFS VIT Research
21. MFS VIT Growth with Income
22. MFS VIT New Discovery
23. Lord Abbett VC Growth and Income

Your cash value in the investment divisions will increase or decrease based on investment performance. You bear this risk. The U.S. Government does not insure or guarantee any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus: _________ 1999.


Table of Contents


PART 1: SUMMARY	4
FEATURES OF VARIABLE SURVIVORSHIP LIFE	4
Death Benefit Options	4
Contract Changes	4
Flexible Premium Payments	4
Additional Benefits	4
INVESTMENT CHOICES	5
YOUR CASH VALUE	5
Transfers	6
Policy Loans	6
Withdrawing Money	6
Surrendering Your Contract	6
DEDUCTIONS AND CHARGES	6
Deductions From Your Premiums	6
Deductions From Your Cash Value	6
Surrender Charges	7
Portfolio Expenses	7
ADDITIONAL INFORMATION ABOUT THE CONTRACTS	8
Your Right To Examine This Contract	8
Your Contract Can Lapse	8
Tax Effects of Variable Survivorship Life	8
Illustrations	8
PART 2: DETAILED INFORMATION ABOUT VARIABLE SURVIVORSHIP LIFE
	9
INSURANCE FEATURES	9
How the Contracts Differ From Whole Life Insurance	9
Application for Insurance	9
Death Benefit	9
Maturity Benefit	11
Changes In Variable Survivorship Life	11
Changing The Face Amount of Insurance	12
Changing Your Death Benefit Option	12
When Contract Changes Go Into Effect	12
Flexible Premium Payments	13
Allocation of Premiums	14
Additional Benefits	14
Policy Split Option	14
SEPARATE ACCOUNT INVESTMENT CHOICES	15
Our Separate Account And Its Investment Divisions	15
The Funds	15
Investment Policies Of The Portfolios	15
USING YOUR CASH VALUE	18
The Cash Value	18
Amounts In Our Separate Account	18
How We Determine The Accumulation Unit Value	18
Cash Value Transactions	18
Transfers Of Cash Value	19
Dollar Cost Averaging	19
Contract Loans	20
Withdrawing Money From Your  Cash Value	21
Surrendering Your Contract	21
THE GENERAL ACCOUNT	21
DEDUCTIONS AND CHARGES	22
Deductions From Your Premiums	22
Deductions From Your Cash Value	23
Charges Against The Separate Account	23
Transaction Charges	24
How Cash Value Charges Are Allocated	24
Surrender Charges	24
Charges In The Funds	25
ADDITIONAL INFORMATION ABOUT THE CONTRACTS	26
Your Right To Examine The Contract	26
Your Contract Can Lapse	26
You May Reinstate Your Contract	27
Contract Periods And Anniversaries	27
Maturity Date	27
We Own The Assets Of Our Separate Account	27
Changing the Separate Account	27
Limits On Our Right To Challenge The Contract	28
Your Payment Options	28
Your Beneficiary	29
Assigning Your Contract	29
When We Pay Proceeds From This Contract	29
TAX EFFECTS	30
Tax Status of the Policy	30
Tax Treatment of Policy Benefits - In General	30
Tax Treatment of Distributions - Modified Endowment Contracts
	31
Tax Treatment of Distributions - Contracts That Are Not Modified
Endowment
Contracts	31
Investment in the Contract	32
Loans	32
Multiple Policies	32
Tax Treatment of Policy Split Option	32
Other Policy Owner Tax Matters	32
Possible Tax Law Changes	32
Possible Charge for Midland's Taxes	32
Other Tax Considerations	33
PART 3: ADDITIONAL INFORMATION	33
MIDLAND NATIONAL LIFE INSURANCE COMPANY	33
YOUR VOTING RIGHTS AS AN OWNER	33
OUR REPORTS TO CONTRACT OWNERS	34
DIVIDENDS	34
MIDLAND'S SALES AND OTHER AGREEMENTS	34
REGULATION	34
YEAR 2000	35
DISCOUNT FOR MIDLAND EMPLOYEES	35
LEGAL MATTERS	35
FINANCIAL	35
ADDITIONAL INFORMATION	35
MANAGEMENT OF MIDLAND	37
ILLUSTRATIONS	39
DEFINITIONS	47
PERFORMANCE	49
FINANCIAL STATEMENTS	50
APPENDIX A	51



This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned.

Buying this contract might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance contract.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds


PART 1: SUMMARY
In this prospectus "We", "Our", and "Us" mean Midland National Life Insurance Company.

"You" and "Your" mean the owner of the contract. We refer to the two persons who are covered by the contract as the "Insured" or "Insured Person(s)," because the owner may not be one of the insureds.

There is a list of definitions at the end of this prospectus, explaining many words and phrases used here and in the actual insurance policy.

The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force and that there is no outstanding contract loan.

FEATURES OF VARIABLE SURVIVORSHIP LIFE

Death Benefit Options

Variable Survivorship Life is life insurance on two insureds. If the contract is in force when the second of the two insureds dies, we will pay a death benefit. No benefit is paid when the first insured dies. You choose between two death benefit options:

 Option 1: death benefit equals the face amount ("Specified Amount") of the insurance contract. This is sometimes called a "level" death benefit.

 Option 2: death benefit equals the face amount plus the cash value. This is sometimes called a "variable" death benefit.

You also choose between two corridor percentages that might, in some circumstances, result in an even larger death benefit. See "Death Benefit" on page 9.

We deduct any outstanding loans and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.

Whether your contract lapses or remains in force can depend on the amount of your cash value (less any outstanding loans and surrender charges). The cash value, in turn, depends on the investment performance of the investment divisions you select. (The cash value also depends on the premiums you pay and the charges we deduct.)However, during the Minimum Premium Period, you can keep your policy in force by paying a certain level of premiums.

The minimum face amount is $200,000

Contract Changes

You may make limited changes to the death benefit option you have chosen. You may also increase or decrease the face amount of your contract, within limits.

Flexible Premium Payments

You may pay premiums whenever and in whatever amount you want, within certain limits. We require an initial minimum premium based on the Joint Equal Age. (See Appendix A for how the Joint Equal Age is determined.)

You choose a planned periodic premium. But payment of the planned premiums does not ensure that your contract will remain in force. Additional premiums may be required to keep your policy from lapsing. You need not pay premiums according to the planned schedule. However, you can ensure that your contract stays in force during the first 5 years (the Minimum Premium Period) by paying premiums equal to the accumulated minimum premium amounts. See "Flexible Premium Payments" on page 13.

Additional Benefits

You may choose to include additional benefits in the contract by rider. These benefits may include:

 a disability waiver benefit (to waive the cost of monthly deductions)

 extending the maturity date

 a death benefit guarantee to maturity

 additional survivor life insurance protection during the first four years a benefit to waive the cost of monthly deductions upon one insured's death additional survivor life insurance protection until the maturity date insurance protection for one of the insureds

We deduct any costs of additional benefits from your cash value monthly. See "Additional Benefits" on page 53.

INVESTMENT CHOICES

You may allocate your cash value to up to ten of the following investment divisions:

1. Fidelity's Variable Insurance Products Fund (VIP) Money Market
Portfolio

2. Fidelity's Variable Insurance Products Fund (VIP) High Income
Portfolio

3. Fidelity's Variable Insurance Products Fund (VIP) Equity-Income
Portfolio

4. Fidelity's Variable Insurance Products Fund (VIP) Growth
Portfolio

5. Fidelity's Variable Insurance Products Fund (VIP) Overseas
Portfolio

6. Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager Portfolio

7. Fidelity's Variable Insurance Products Fund II (VIP II)
Investment Grade Bond Portfolio

8. Fidelity's Variable Insurance Products Fund II (VIP II)
Contrafund Portfolio

9. Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager: Growth Portfolio

10. Fidelity's Variable Insurance Products Fund II (VIP II) Index
500 Portfolio

11. Fidelity's Variable Insurance Products Fund III (VIP III)
Growth & Income Portfolio

12. Fidelity's Variable Insurance Products Fund III (VIP III)
Balanced Portfolio

13. Fidelity's Variable Insurance Products Fund III (VIP III)
Growth Opportunities Portfolio

14. American Century VP Capital Appreciation Portfolio

15. American Century VP Value Portfolio

16. American Century VP Balanced Portfolio

17. American Century VP International Portfolio

18. American Century VP Income & Growth

19. MFS VIT Emerging Growth

20. MFS VIT Research

21. MFS VIT Growth with Income

22. MFS VIT New Discovery

23. Lord Abbett VC Growth and Income

You bear the complete investment risk for all amounts allocated to any of these investment divisions. You may also allocate your cash value to our General Account, where we guarantee the safety of principal and a minimum interest rate.

For more information, see "The Funds" on page 15.

YOUR CASH VALUE

Your cash value begins with your first premium payment. From your premium we deduct a sales charge, a premium tax, a federal tax and any per premium expenses. The balance of the premium is your beginning cash value.

Your cash value reflects:
 the amount and frequency of premium payments,

 monthly deductions for the cost of insurance and expenses,

 the investment performance of your chosen investment divisions,

 interest earned on amounts allocated to the General Account,

 loans, and

 partial withdrawals.

There is no guaranteed cash value for amounts allocated to the investment divisions.

See "The Cash Value" on page 18.

Transfers

You may transfer your cash value between the General Account and the various investment divisions. Transfers take effect when we receive your request. We require a minimum amount for each transfer, usually $200. Currently, we allow an unlimited number of transfers. We reserve the right to charge a $25 fee after the 12th transfer in a contract year. There are other limitations on transfers to and from the General Account. See "Transfers Of Cash Value" on page 19.

Policy Loans

You may borrow up to 92% of your cash surrender value (the cash value less the surrender charge). Your contract will be the sole security for the loan. Your contract states a minimum loan amount, usually $200. Contract loan interest accrues daily at an annually adjusted rate. See "Contract Loans" on page 53. Contract loan interest is not tax deductible on contracts owned by an individual. There may be federal tax consequences for taking a policy loan. See "TAX EFFECTS" on page 30.

Withdrawing Money

You may make a partial withdrawal from your cash value. The current minimum withdrawal amount is $200. The maximum partial withdrawal you can make is 50% of the net cash surrender value. The Net Cash Surrender Value is the cash surrender value (your cash value minus any surrender charge) minus any outstanding loan and loan interest due. Withdrawals are subject to other requirements. If you make more than one withdrawal in a contract year, then we deduct a service charge (no more than $25). See "Withdrawing Money From Your Cash Value" on page 21. Withdrawals and surrenders may have negative tax effects. See "TAX EFFECTS" on page 30.

Surrendering Your Contract

You can surrender your contract for cash and then we will pay you the net cash surrender value. A surrender charge may be deducted, and taxes and a tax penalty may apply. See "Surrendering Your Contract" on page 21.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a 2.25% sales charge from each premium payment. This charge partially reimburses us for the selling and distributing costs of this contract. We also charge a 2.25% premium tax on each premium payment and 1.50% for Federal taxes. We may decrease or increase these charges depending on our taxes, and we may vary the premium tax by state. If you elect to pay premiums by Civil Service
Allotment, we also deduct a 46 charge from each premium payment.
See "Deductions From Your Premiums" on page 22.

Deductions From Your Cash Value

Certain amounts are deducted from your cash value each month.

These are:

 a policy charge of $10.00 (currently, we plan to make this deduction for only the first 10 contract years), an expense charge that is based upon the insured person's issue age, sex, risk class, and the amount of insurance under your contract a cost of insurance charge. The amount of this charge is based on the insured persons' issue age, sex, risk class, the contract duration, and the amount of insurance under your contract; and

 charges for additional benefits.

In addition, we deduct fees when you make:

 a partial withdrawal of net cash surrender value more than once in a contract year or more than twelve transfers a year between investment divisions.
(We currently waive this charge).

See "Deductions From Your Cash Value" on page 23.

We also deduct a daily charge at an annual rate of 0.50% of the assets in every investment division. This rate will decrease to 0.25% after the 10th contract year. This charge is for certain mortality and expense risks.

Surrender Charges

We deduct a surrender charge only if you surrender your contract for its net cash surrender value or let your contract lapse during the surrender charge period (this period is the earlier of 15 years or the attained Joint Equal Age of 95). If you keep this contract in force for the surrender charge period, then you will not incur a surrender charge.

The surrender charge is on a fixed schedule per thousand dollars of face amount and decreases to $0.00 after the surrender charge period. The initial surrender charge is based on the Joint Equal Age at the time of issue and the face amount. This summary of the surrender charge assumes no changes in face amount. See "Surrender Charges" on page 24.

Portfolio Expenses

Each investment division invests exclusively in a corresponding mutual fund portfolio. Each portfolio pays an investment advisory fee, and may also incur other operating expenses. The total expenses for each portfolio (as a percentage of assets) for the year ending December 31, 1998 are shown in the table below (except as otherwise noted).

	                                    Total
Portfolio	                            Expenses
VIP Money Market	                        .30%
VIP High Income	                        .70%
VIP Equity-Income(1)                      .58%
VIP Growth(1)	                        .68%
VIP Overseas(1)	                        .91%

VIP II Asset Manager(1)	                  .64%
VIP II Investment Grade Bond	            .57%
VIP II Contrafund(1)	                  .70%
VIP II Asset Manager: Growth(1)	      .73%
VIP II Index 500(1)	                  .35%

VIP III Growth & Income(1)	            .61%
VIP III Balanced(1)	                  .59%
VIP III Growth Opportunities(1)	      .71%

American Century VP Capital Appreciation 1.00%
American Century VP Value	           1.00%
American Century VP Balanced	           1.00%
American Century VP International	     1.47%
American Century VP Income & Growth	      .70%

MFS VIT Emerging Growth(3)	            .85%
MFS VIT Research(3)	                  .86%
MFS VIT Growth with Income(3)	            .88%
MFS VIT New Discovery(2) (3)	           1.17%

Lord Abbett VC Growth and Income	      .51%

(1) This portfolio used a portion of its paid brokerage commissions to reduce its expenses. Certain portfolios used credits gained as a result of uninvested cash balances to reduce custodian and transfer agent expenses. Including these reductions, total operating expenses would have been as follows:
VIP Equity-Income	            0.57%
VIP Growth	                  0.66%
VIP Overseas	            0.89%
VIP II Asset Manager	      0.63%
VIP II Index 500	            0.28%
VIP II Contrafund	            0.66%
VIP II Asset Manager: Growth	0.72%
VIP III Balanced	            0.58%
VIP III Growth Opportunities	0.70%
VIP III Growth & Income	      0.60%

 (2) MFS has agreed to bear expenses for this portfolio, such that the portfolio's other expenses shall not exceed 0.25%. Without this limitation, the other expenses and total expenses would be 4.32% and 5.22% for the MFS VIT New Discovery.

(2) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also havae the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. See "Charges In The Funds" on page 25.

ADDITIONAL INFORMATION ABOUT THE CONTRACTS

Your Right To Examine This Contract

You have a right to examine and cancel the contract.
Your cancellation request must be postmarked by the latest of the following 3 dates:

 10 days after you receive your contract,

 10 days after we mail you a notice of this right, or

 45 days after you sign the contract application.

If you cancel your contract during this period, then we will return your cash value plus all of the charges we have deducted from premiums or from the investment divisions or the cash value. Expenses of the portfolios are not returned.

See "Your Right To Examine The Contract" on page 26.

Your Contract Can Lapse

Your contract remains in force if the net cash surrender value can pay the monthly charges. In addition, during the Minimum Premium Period, your contract will remain in force as long as you meet the applicable minimum premium requirements. However, the contract can lapse after the Minimum Premium Period no matter how much you pay in premiums, if the net cash surrender value is insufficient to pay the monthly charges (subject to the grace period). See "Your Contract Can Lapse" on page 26.

Tax Effects of Variable Survivorship Life

It is reasonable to conclude that a contract should qualify as a life insurance contract for federal income tax purposes, although there is some uncertainty due to lack of pertinent authority and particularly if you pay the full amount of premiums permitted under the contract. If a contract does not satisfy Section 7702 of the Internal Revenue code (defining life insurance for tax purposes), we will take appropriate and reasonable steps to try to get the contract to comply with Section 7702.

If a contract qualifies as a life insurance contract for federal income tax purposes, then the death benefit payment is not subject to federal income tax. In addition, under current federal tax law, you do not have to pay income tax on any increases in your cash value as long as they remain in your contract.

A contract may be treated as a "Modified Endowment contract" depending upon the amount of premiums paid in relation to the death benefit. If the contract is a Modified Endowment contract, then all pre-death distributions, including contract loans, will be treated first as distributions of taxable income and then as a return of your investment in the contract. In addition, prior to the taxpayer attaining age 59 1/2, such distributions generally will be subject to a 10% penalty tax.

If the contract is not a Modified Endowment contract, distributions generally will be treated first as a return of your investment in the contract and then as a distribution of taxable income. Moreover, loans will not be treated as distributions. Finally, distributions and loans from a contract that is not a Modified Endowment contract are not subject to the 10% penalty tax. See "TAX EFFECTS" on page 30.

Illustrations

This prospectus includes sample projections of hypothetical death benefits and cash surrender values, beginning on page 40. These are only hypothetical figures and are not indications of either past or anticipated future investment performance. These hypothetical value projections may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions. They may help in comparing this contract to other life insurance contracts. They indicate that if the contract is surrendered in the early contract years, the net cash surrender value may be low compared to never purchasing the policy and investing the money used as premiums at 5% per year. This demonstrates that this contract should not be purchased as a short-term investment.

PART 2: DETAILED INFORMATION ABOUT VARIABLE SURVIVORSHIP LIFE

INSURANCE FEATURES

This prospectus describes our Variable Survivorship Life contract. There may be contractual variances because of requirements of the state where your contract is issued.

How the Contracts Differ From Whole Life Insurance

Variable Survivorship Life (VSL) provides insurance coverage with flexibility in death benefits and premium payments. It enables you to respond to changes in your life and to take advantage of favorable financial conditions. VSL differs from traditional whole life insurance because you may choose the amount and frequency of premium payments, within limits.

In addition, VSL has two types of death benefit options. You may switch back and forth between these options. Variable Survivorship Life also allows you to change the face amount without purchasing a new insurance policy. However, evidence of insurability may be required.

Finally, VSL is called 'last survivor' or 'survivorship' because no death benefit is paid until the last, 'surviving' insured dies. No death benefit is paid and no adjustment will be made when just one insured dies.

Application for Insurance

To apply for a contract you must submit a completed application on both insureds. We decide whether to issue a contract based on the information in the application and our standards for issuing insurance and classifying risks.
If we decide not to issue a contract, then we will return the sum of premiums paid plus interest credited. The maximum individual issue age is 85 and the minimum individual issue age is 20. The maximum Joint Equal Age is 85 and the minimum Joint Equal Age is 20. The Joint Equal Age of the policy is a single age which is derived from the two individual ages, substandard ratings, risk classes and sexes of the two insureds on the policy. We will determine the Joint Equal Age for each policy as shown in Appendix A.

Death Benefit

Death Benefit Options: We pay the death benefit to the beneficiary after the last surviving insured dies (outstanding indebtedness will be deducted from the proceeds). As the owner, you may choose between two death benefit options:

Option 1 provides a benefit that equals the face amount of the contract. This "level" death benefit is for owners who prefer insurance coverage that does not vary in amount and has lower insurance charges. Except as described below, the death benefit under option 1 is level or fixed at the face amount.

Option 2 provides a benefit that equals the face amount of the contract plus the cash value on the day the insured person dies. This "variable" death benefit is for owners who prefer to have investment performance reflected in the amount of their insurance coverage. Under Option 2, the value of the death benefit fluctuates with your cash value.

Death Benefit Corridor Percentages. You also choose between two death benefit corridor percentage tables. These percentages are applied to the cash value at the death of the second insured, and if that result is greater than that described above, then it will be the death benefit amount.

The percentage is 250% up to age 40, and then the percentages generally decline as the insured person gets older. This alternative minimum death benefit will be the cash value on the day the last surviving insured dies multiplied by the corridor percentage for the younger insured's age. For this purpose, age is the attained age (age last birthday) at the beginning of the contract year of the younger insured. (If the younger insured dies first, then the younger insured's nominal age is used; that is the age the younger insured would have attained if he or she were still alive at the survivor's death.)

You can choose either a standard corridor percentage table or an enhanced corridor percentage table (both tables are available under either death benefit option 1 or option 2). The tables are the same for ages 0 through 85. The difference is that the enhanced corridor percentage table provides a higher multiple of your cash values for attained ages 86 through 95. As a result, your beneficiaries may receive a larger death benefit if the last survivor dies when the younger insured's attained age (or nominal attained age) is between 86 and 95. However, when the death benefit is larger, we deduct higher cost of insurance charges from your cash value (because the charge is based on the difference between the cash value and the death benefit amount). This results in a lower cash value, which would eventually result in a lower death benefit than under the standard corridor percentage table.

Once your contract is issued, you can never change the corridor percentage table that you selected.

The standard and the enhanced corridor percentage tables are shown below:

            Standard Death Benefit
           Corridor Percentage Table

    		      The Death		        The Death
		          Benefit Will	      Benefit Will
		          Be At Least		      Be At Least
	If The     Equal To	If The	Equal To
	Younger    This Percent	Younger	This Percent
	Insured's	of The	Insured's	of The
	Age Is	Cash Value	Age Is	Cash Value
	0-40	          250%	  60	         130%
	41	          243%	  61	         128%
	42	          236%	  62	         126%
	43	          229%	  63	         124%
	44	          222%	  64	         122%

	45	          215%	  65	         120%
	46	          209%	  66	         119%
	47	          203%	  67	         118%
	48	          197%	  68	         117%
	49	          191%	  69	         116%

	50	          185%	  70	         115%
	51	          178%	  71	         113%
	52	          171%	  72	         111%
	53	          164%	  73	         109%
	54	          157%	  74	         107%

	55	          150%	  75-90	   105%
	56	          146%	  91	         104%
	57	          142%	  92	         103%
	58	          138%	  93	         102%
	59	          134%	  94	         101%
                     95-99 100%

These percentages are based on federal income tax law which require a minimum death benefit, in relation to cash value, for your contract to qualify as life insurance.



                 Enhanced Death Benefit
                Corridor Percentage Table

		      The Death		            The Death
		      Benefit Will		      Benefit Will
		      Be At Least	            	Be At Least
	If The	Equal To	      If The	Equal To
	Younger	This Percent	Younger	This Percent
	Insured's	of The	      Insured's	of The
	Age Is	Cash Value	      Age Is	Cash Value
	0-40	         250%	        65	         120%
	41	         243%	        66	         119%
	42	         236%	        67	         118%
	43	         229%	        68	         117%
	44	         222%	        69	         116%

	45	         215%	        70	         115%
	46	         209%	        71	         113%
	47	         203%	        72	         111%
	48	         197%	        73	         109%
	49	         191%	        74	         107%

	50	         185%	        75-85	   105%
	51	         178%	        86	         109%
	52	         171%	        87	         113%
	53	         164%	        88	         118%
	54	         157%	        89	         122%

	55	         150%	        90	         126%
	56	         146%	        91	         121%
	57	         142%	        92	         115%
	58	         138%	        93	         110%
	59	         134%	        94	         105%

	60	         130%	        95	         100%
	61	         128%	        96	         100%
	62	         126%	        97	         100%
	63	         124%	        98	         100%
	64	         122%             99 	         100%

The following example will clarify how these factors work. Assume the younger insured person is 55 years old and the face amount is $100,000. The "corridor percentage" at that age is 150%. Under Option 1, the death benefit will generally be $100,000. However, when the cash value is greater than $66,666.67, the corridor percentage applies and the death benefit will be greater than $100,000 (since 150% of $66,666.67 equals $100,000). In this case, at age 55, we multiply the cash value by a factor of 150%. So if the cash value were $70,000, then the death benefit would be $105,000.

Under Option 2, the death benefit is the face amount plus the cash value. In this example, if the younger insured is 55 years-old, the face amount is $100,000, and the cash value is $200,000, then the death benefit would be $300,000. This figure results from either: (a) adding the face amount to the cash value or (b) multiplying the cash value by the corridor percentage. For all cash values higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the cash value above $200,000, the death benefit would increase by $1.50 (at that age).

Under any option, the length of time your contract remains in force depends on the net cash surrender value of your contract and whether you meet the Minimum Premium Period requirements. Your coverage lasts as long as your net cash surrender value can cover the monthly deductions from your cash value. In addition, during the Minimum Premium Period, your contract remains in force if the sum of your premium payments (minus any loans or withdrawals) is greater than the sum of the monthly minimum premiums for all of the contract months since the contract was issued.

The investment performances of the investment divisions and the interest earned in the General Account affect your cash value. Therefore, the returns from these investment options can affect the length of time your contract remains in force.

The minimum initial face amount is $200,000.

Notice and Proof of Death. We require satisfactory proof of both insured's death before we pay the death benefit. That can be a certified copy of a death certificate, a written statement by the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

You should notify us of the first insured's death as soon as possible after it occurs. You should submit proof of death at that time, because it will probably be easier to obtain proof of death shortly after it occurs instead of possibly years later. This will help avoid delay in making payment after the survivor's death, and it may affect an additional benefit provided by rider.

Maturity Benefit

If at least one insured person is still living on the maturity date, we will pay you the cash value minus any outstanding loans. The contract will then end. The maturity date is the contract anniversary after the younger insured person's 100th birthday. If your policy contains the Extended Maturity Rider, you may extend the maturity date. See "Additional Benefits" on page 14.

Changes In Variable Survivorship Life

Variable Survivorship Life gives you the flexibility to choose from a variety of strategies that enable you to increase or decrease your insurance protection.

A reduction in face amount lessens the emphasis on a contract's insurance coverage by reducing both the death benefit and the amount of pure insurance provided. The amount of pure insurance is the difference between the cash value and the death benefit. This is the amount of risk we take. A reduced amount at risk results in lower cost of insurance deductions from your cash value.

A partial withdrawal reduces the cash value and may reduce the death benefit, while providing you with a cash payment, but generally does not reduce the amount at risk. Choosing not to make premium payments may have the effect of reducing the cash value. Under death benefit option 1, reducing the cash value increases the amount at risk (thereby increasing the cost of insurance deductions) while leaving the death benefit unchanged; under death benefit option 2, it decreases the death benefit while leaving the amount at risk unchanged.

Increases in the face amount have the exact opposite effect of decreases.

Changing The Face Amount of Insurance

You may change the face amount of your contract by sending a written request to our executive office. You can only change the face amount twice each contract year. All changes are subject to our approval and to the following conditions.

For increases:

Increases in the face amount must be at least $50,000.

To increase the face amount, you must provide satisfactory evidence of insurability for both insureds. If either insured person has become a more expensive risk, then we charge higher cost of insurance fees for the additional amounts of insurance (we may change this procedure in the future).

Monthly cost of insurance deductions from your cash value will increase. There will also be a surrender charge increase and a minimum premium increase. These begin on the date the face amount increase takes effect.

The right to examine this contract does not apply to face amount increases. (It only applies when you first buy the contract.)

For decreases:

You cannot reduce the face amount below the minimum we require to issue this contract at the time of the reduction.

Monthly cost of insurance deductions from your cash value will decrease.

The federal tax law may limit a decrease in the face amount

If you request a face amount decrease after you have already increased the face amount at substandard (i.e., higher) risk charges, and the original face amount was at standard risk charges, then we will first decrease the face amount that is at substandard higher risk charges. We may change this procedure.

Changing the face amount of insurance may have tax consequences. You should consult a tax advisor before changing the face amount of insurance.

Changing Your Death Benefit Option

You may change your death benefit option by sending a written request to our executive office. (However, as noted above, you cannot change your corridor percentage table.) We require satisfactory evidence of insurability (for both insureds) to change the death benefit option.

If you change from option 1 to option 2, the face amount decreases by your cash value on the date of the change. This keeps the death benefit and amount at risk the same as before the change. We may not allow a change in death benefit option if it would reduce the face amount below the minimum we require to issue this contract at the time of the reduction.

If you change from option 2 to option 1, then the face amount increases by the amount of your cash value on the date of the change. These increases and decreases in face amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk. This is the amount on which the cost of insurance charges are based.

Changing the death benefit option may have tax consequences. You should consult a tax advisor before changing the death benefit option.

When Contract Changes Go Into Effect

Any changes in the face amount or the death benefit option will go into effect on the monthly anniversary following the date we approved your request. After your request is approved, you will receive a written notice showing each change. You should attach this notice to your contract. We may also ask you to return your contract to us at our executive office so that we can make a change. We will notify you if we do not approve a change you request. For example, we might not approve a change that would disqualify your contract as life insurance for income tax purposes.

Contract changes may have negative tax consequences. See "TAX EFFECTS" on page 30.

Flexible Premium Payments

You may choose the amount and frequency of premium payments, within the limits described below.

Even though your premiums are flexible, your contract information page will show a "planned" periodic premium. You determine the planned premiums when you apply and can change them at any time. You will specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may be monthly if paid by pre-authorized check. Premiums may be bi-weekly if paid by Civil Service Allotment. The planned premiums may not be enough to keep your contract in force.

The insurance goes into effect when we receive your initial minimum premium payment (and approve your application). We determine the initial minimum premium based on:

1) the ages, sexes and rating classes of the insured persons,

2) the initial face amount of the contract, and

3) any additional benefits selected.

All premium payments should be payable to "Midland". After your first premium payment, all additional premiums should be sent directly to our executive office.

We will send you premium reminders based on your planned premium schedule.
You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, you may pay premiums at any time. Amounts must be at least $50, unless made by pre-authorized check. Amounts made by pre-authorized check can be as low as $30.

Payment of the planned premiums does not guarantee that your contract will stay in force. Additional premium payments may be necessary. The planned premiums increase when the face amount of insurance increases.

If you send us a premium payment that would cause your contract to cease to qualify as life insurance under Federal tax law, we will notify you and return that portion of the premium that would cause the disqualification.

Premium Provisions During The Minimum Premium Period. During the Minimum Premium Period, you can keep your contract in force by meeting a minimum premium requirement. The Minimum Premium Period lasts until the 5th contract anniversary. A monthly minimum premium is shown on your contract information page. (This is not the same as the planned premiums.) The minimum premium requirement will be satisfied if the sum of premiums you have paid, less your loans or withdrawals, is more than the sum of the monthly minimum premiums required to that date. The minimum premium increases when the face amount increases.

During the Minimum Premium Period, your contract will lapse if:

the net cash surrender value cannot cover the monthly deductions from your cash value; and

the premiums you have paid, less your loans or withdrawals, are less than the total monthly minimum premiums required to that date.

This contract lapse can occur even if you pay all of the planned premiums.

Premium Provisions After The Minimum Premium Period.  After the Minimum
Premium Period, your contract will lapse if the net cash surrender value cannot cover the monthly deductions from your cash value. Paying your planned premiums may not be sufficient to maintain your contract because of investment performance, charges and deductions, contract changes or other factors. Therefore, additional premiums may be necessary to keep your contract in force.

Allocation of Premiums

Each net premium will be allocated to the investment divisions or to our General Account on the day we receive it (except that any premium received before the record date (which is the date we issue the contract) will not be allocated or invested until the record date). The net premium is the premium minus a sales charge, a state premium tax charge, a federal tax charge and any expense charges. Each premium is put into your cash value according to your instructions. Your contract application may provide directions to allocate net premiums to our General Account or the investment divisions. You may not allocate your cash value to more than 10 investment divisions at any one point in time. Your allocation instructions will apply to all of your premiums unless you write to our executive office with new instructions. Allocation percentages may be any whole number from 0 to 100. The sum of the allocation percentages must equal 100. Of course, you may choose not to allocate a premium to any particular investment division. See "THE
GENERAL ACCOUNT" on page 21. Any premium received before the record date will be held and earn interest in the General Account until the day after the record date. When this period ends your instructions will dictate how we allocate it.

Additional Benefits

You may include additional benefits in your contract. Certain benefits result in an additional monthly deduction from your cash value. You may cancel these benefits at any time. The following briefly summarizes the additional benefits that are currently available:

(1) Disability Waiver Benefit: With this benefit, we waive monthly charges from the cash value if the designated insured person becomes totally disabled on or after his/her 20th birthday and the disability continues for at least 6 months. If a disability starts before the contract anniversary following the designated insured person's 60th birthday, then we will waive monthly deductions for as long as the disability continues. The designated insured is the person named in the Disability Waiver Benefit application as the person on whom coverage should apply.

(2) Extended Maturity Option: With this benefit, we will extend the maturity date indefinitely, or as long as allowed by the IRS. If at least one of the insureds is living on the maturity date and this contract is still in force, this benefit will transfer all the cash value to the General Account and will cease all cash value deductions. This will allow the policy to remain in force until the last survivor dies or the policy is surrendered.

(3) Death Benefit Guarantee to Maturity: With this benefit, the policy is guaranteed to remain in force until the maturity date if a sufficient premium is paid. The premium required to provide this guarantee is substantially higher than the minimum premium.

(4) Death Waiver Benefit: This benefit will waive all future monthly charges from the cash value if the selected insured dies before the other insured. The selected insured is the individual named in the policy application for the Death
Waiver Benefit.

(5) Additional Four Year Survivor Insurance: This benefit provides an additional death benefit if both insureds die during the first 4 years the contract is in force.

(6) Additional Survivor Insurance: This benefit provides an additional death benefit if the survivor dies while this benefit is in force.

(7) Single Life Insurance. With this benefit, an additional death benefit will be paid upon the death of the selected insured. The selected insured is the individual named in the policy application for the Single Life
Insurance
coverage.

Policy Split Option

This feature allows the contract to be split into two individual contracts if both insureds submit satisfactory evidence of insurability. There is no charge for this option. The death benefit for each individual policy may be for any amount as long as the total death benefit does not exceed the death benefit under the Variable Survivorship Life. The surrender charge is waived at the time the policy split option is exercised. Any cash value and loan value will be split in the same proportion as the death benefit.

SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions

The "Separate Account" is our Separate Account A, established under the insurance laws of the State of South Dakota. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the
Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws.
The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the Funds. You may allocate part or all of your net premiums to ten of the twenty-three investment divisions of our Separate Account.

The Funds

Each of the 23 portfolios available under the contract is a "series" of one of the following investment companies:

1. Fidelity's Variable Insurance Products Fund,
2. Fidelity's Variable Insurance Products Fund II,
3. Fidelity's Variable Insurance Products Fund III,
4. American Century Variable Portfolios, Inc.,
5. MFS(r) Variable Insurance Trusts, and
6. Lord Abbett's Series Fund, Inc.

The Funds' shares are bought and sold by our Separate Account at net asset value. More detailed information about the Funds and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus.

Midland may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may be based on the amount of
Midland's investments in the Funds.

Investment Policies Of The Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:

Portfolio                 Objective
VIP Money Market          Seeks as high a level of current income
as is
consistent with
preservation of
capital and
liquidity by
investing in
U.S. dollar-denominated
money market securities.

VIP High Income
Seeks a
high level of
current income
by investing
primarily in
income-producing debt
securities while
also considering
growth of capital.
Policy owners
should understand that
the fund's
unit price
may be volatile
due to the
nature of the
high yield
bond marketplace.

VIP  Equity -Income
Seeks reasonable
income by
investing
primarily in
income-producing
equity securities. In
choosing these
securities, the
Manager will
consider
the potential for
capital
appreciation.
The Portfolio's goal
is to achieve
a yield which
exceeds the
composite yield
on the
securities
comprising the
Standard & Poor's
Composite Index of
500 Stocks.

VIP Growth
Seeks capital
appreciation by
investing in
common stocks.
The adviser
invests the
fund's assets in
companies the
adviser believes
have above-average
growth potential.

VIP Overseas
Seeks long-term
growth of
capital, primarily
through investments in
foreign securities.

VIP II Asset Manager
Seeks high
total return
with reduced
risk over the
long term by
allocating its
assets among
domestic and
foreign stocks,
bonds and
short-term
instruments.

VIP II Investment Grade Bond
Seeks a high a
level of current
income as is
consistent with
the preservation of
capital by
investing in
U.S. dollar-denominated
investment-grade bonds.

VIP II Contrafund
Seeks to achieve
capital appreciation
over the long
term by investing in
common stocks and
securities of
companies whose
value the
manager believes
is not fully
recognized by
the public.

VIP II Asset Manager: Growth
Seeks to
maximize total
return by
allocating its
assets among
stocks, bonds,
short-term
instruments,
and other
investments.

VIP II Index 500
Seeks to
provide investment
results that
correspond to
the total return
of common stocks
publicly traded
in the United States
by duplicating the
composition and
total return
of the Standard &
Poor's Composite
Index of 500 Stocks.

VIP III Growth & Income
Seeks high
total return,
combining current
income and
capital appreciation.
Invests mainly
in stocks that pay
current dividends and
show potential for
capital appreciation.

VIP III Balanced
Seeks both
income and
growth of
capital.
When FMR's
outlook is
neutral, it will
invest approximately
60% of the
fund's assets in
equity securities and
will always
invest at
least 25% of
the fund's
assets in
fixed-income
senior securities.

VIP III Growth Opportunities
Seeks capital
growth by
investing primarily in
common stocks.
Although the
fund invests
primarily in
common stocks,
it has the
ability to
purchase other
securities,
including bonds,
which may be
lower-quality
debt securities.

American Century VP Capital Appreciation
Seeks capital
growth by
investing primarily in
common stocks
that management
considers to
have better-than-
average prospects for
appreciation.

American Century VP Value
Seeks long-term
capital growth
with income
as a secondary
objective.
Invests primarily in
equity securities of
well-established
companies that
management believes
to be under-valued.

American Century VP Balanced
Seeks capital
growth and
current income.
Invests approximately
60 percent
of its assets in
common stocks
that management
considers to
have better
than average
potential for
appreciation and
the rest in fixed
income securities.

American Century VP International
Seeks capital
growth by
investing
primarily in
securities of
foreign companies that
management
believes to have
potential for
appreciation.

American Century VP Income & Growth
Seeks dividend
growth, current
income and
capital appreciation.
The Portfolio will
seek to achieve
its investment
objective by
investing in
common stocks.

MFS VIT Emerging Growth
Seeks to
provide long-term
growth of
capital.  Dividend and
interest income
from portfolio
securities, if any,
is incidental to the
Series' investment
objective of
long-term
growth capital.

MFS VIT Research
Seeks to provide
long-term
growth of
capital and
future income.

MFS VIT Growth with Income
Seeks to
provide reasonable
current income
and long-term
growth of
capital and income.

MFS VIT New Discovery
Seeks capital appreciation.

Lord Abbett VC Growth and Income
Seeks long-term
Growth of
capital and
income without
excessive fluctuation in
market value.

Fidelity Management & Research Company manages the VIP, VIP II and VIP III portfolios. American Century Investment Management, Inc. manages the American
Century VP Portfolios. MFS(r) Services Company manages the MFS
Variable
Insurance Trusts.  Lord Abbett & Co. manages the Lord Abbett
Series Fund, Inc.

The Fund portfolios available under these contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager.
Nevertheless, the investment performance and results of any of the Funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

USING YOUR CASH VALUE

The Cash Value

Your cash value is the sum of your amounts in the various investment divisions and in the General Account (including any amount in our General Account securing a contract loan). Your cash value reflects various charges. See "DEDUCTIONS AND
CHARGES" on page 22. Monthly deductions are made on the first day of each contract month. Transaction and surrender charges are made on the effective date of the transaction. Charges against our Separate Account are reflected daily.

We guarantee amounts allocated to the General Account. There is no guaranteed minimum cash value for amounts allocated to the investment divisions of our
Separate Account. You bear that investment risk. An investment division's performance will cause your cash value to go up or down.

Amounts In Our Separate Account

Amounts allocated or transferred to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when you allocate premiums, repay loans or transfer amounts to that division. Accumulation units are redeemed when you make withdrawals or transfer amounts from an investment division (including transfers for loans), when we make monthly deductions and charges, and when we pay the death benefit. The number of accumulation units purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's accumulation unit value at the end of that day. The value you have in an investment division is the accumulation unit value times the number of accumulation units credited to you. The number of accumulation units credited to you will not vary because of changes in accumulation unit values.

How We Determine The Accumulation Unit Value

We determine accumulation unit values for the investment divisions at the end of each business day. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the Funds. They reflect investment income, the portfolio's realized and unrealized capital gains and losses, the Funds' expenses, and our deductions and charges. The accumulation unit value for each investment division is set at $10.00 on the first day there are contract transactions in our Separate Account associated with these contracts. After that, the accumulation unit value for any business day is equal to the accumulation unit value for the previous business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

We take the value of the shares belonging to the division in the corresponding
Fund portfolio at the close of business that day (before giving effect to any contract transactions for that day, such as premium payments or surrenders). We use the share value reported to us by the Fund.

We add any dividends or capital gains distributions paid by the portfolio on that day.

We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

We subtract a daily asset charge for each calendar day between business days
(for example, a Monday calculation may include charges for Saturday and Sunday).
The daily charge is .0013733%, which is an effective annual rate of 0.50%. We will reduce this charge to 0.25% after the 10th contract year. (See "Mortality and Expense Risks" on page 21.)

We may subtract any daily charge for taxes or amounts set aside as tax reserves.

Cash Value Transactions

The transactions described below may have different effects on your cash value, death benefit, face amount or cost of insurance changes. You should consider the net effects before making any cash value transactions. Certain transactions have fees. Remember that upon completion of these transactions, you may not have your cash value allocated to more than 10 investment divisions.

Transfers Of Cash Value

You may transfer amounts among the investment divisions and between the General
Account and any investment divisions. To make a transfer of cash value, write to our executive office. Currently, you may make an unlimited number of transfers of cash value in each contract year. But we reserve the right to assess a $25 charge after the 12th transfer in a contract year.
If we charge
you for making a transfer, then we will allocate the charge as described under
"Deductions and Charges - How Cash Value Charges Are Allocated" on page 24.
Although a single transfer request may include multiple transfers, it will be considered a single transfer for fee purposes.

Transfer requests received before 3:00 p.m. (Central Standard
Time) will take
affect on the same day if that day is a business day. Otherwise, the transfer request will take affect on the business day following the day we receive your request. The unit values are determined on the day the transfer takes affect.
The minimum transfer amount is $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.

The total amount that can be transferred from the General Account to the
Separate Account, in any contract year, cannot exceed the larger of:

1. 25% of the unloaned amount in the General Account at the beginning of the contract year, or

2. $25,000

These limits do not apply to transfers made in a Dollar Cost
Averaging program
that occurs over a time period of 12 or more months.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables you to make monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions.
By allocating monthly, as opposed to allocating the total amount at one time, you may reduce the impact of market fluctuations. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request form, and there must be a sufficient amount in the DCA source account. The minimum amount required in the DCA source account for DCA to begin is the sum of $2,400 and the minimum premium. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. The DCA election will specify:

a. The DCA source account from which DCA transfers will be made, b.
b. That any money received with the form is to be placed into the DCA source account,

c. The total monthly amount to be transferred to the other investment divisions, and d.
e. How that monthly amount is to be allocated among the investment divisions.
The DCA request form must be received with any premium payments you intend to apply to DCA.

Once DCA is elected, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the 2nd contract month. If it is requested after issue, then DCA will start at the beginning of the 1st contract month which occurs at least 30 days after the request is received.

DCA will last until the value in the DCA source account falls below the allowable limit or until we receive your written termination request. DCA automatically terminates on the maturity date.

We reserve the right to end the DCA program by sending you one month's notice.

Contract Loans

Whenever your contract has a net cash surrender value, you may borrow up to 92% of the cash surrender value using only your contract as security for the loan.

We pay you interest on this loaned amount, currently at an annual rate of 4%.
(We charge you interest on the loaned amount at a higher rate, see below.)

A loan taken from, or secured by, a contract may have federal income tax consequences. See "TAX EFFECTS" on page 30.
You may request a loan by contacting our executive office. You should tell us how much of the loan you want taken from your unloaned amount in the General
Account or from the Separate Account investment divisions. If you do not tell us how to allocate your loan, the loan will be allocated according to your deduction allocation percentages as described under "How Cash Value Charges Are
Allocated" on page 24. If the loan cannot be allocated this way, then we will allocate it in proportion to the unloaned amounts of your cash value in the
General Account and each investment division. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account).

If you request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, you will only have one outstanding loan.

Contract Loan Interest. Interest on a contract loan accrues daily at an annual interest rate of 6%.

After the 10th contract year, we guarantee that the annual rate of interest charged on the contract loan will equal 4% (which is equal to the interest rate paid on the loaned portion of the cash value) for the portion of the loan that is from earnings (that is, the portion that does not exceed the cash value minus total premiums paid).

Interest is due on each contract anniversary. If you do not pay the interest when it is due, then it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your cash value. This means we make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If we cannot allocate the interest based on these percentages, then we will allocate it as described above for allocating your loan.

Repaying The Loan. You may repay all or part of a contract loan while your contract is in force. While you have a contract loan, we assume that any money you send us is meant to repay the loan. If you wish to have any of these payments serve as premium payments, then you must tell us in writing.

You may choose how you want us to allocate your repayments. If you do not give us instructions, we will allocate your repayments based on your premium allocation percentages.

The Effects Of A Contract Loan On Your Cash Value. A loan against your contract will have a permanent effect on your cash value and benefits, even if the loan is repaid. When you borrow on your contract, we transfer your loan amount into our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether they are better or worse than the rates declared for the unloaned portion of the General Account.

Your Contract May Lapse. Your loan may affect the amount of time that your contract remains in force. For example, your contract may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from your cash value. If these deductions are more than the net cash surrender value of your contract, then the contract's lapse provisions may apply. Since the contract permits loans up to 92% of the cash surrender value, loan repayments or additional premium payments may be required to keep the contract in force, especially if you borrow the maximum. If your policy lapses with a loan outstanding, there may be adverse tax consequences.

Withdrawing Money From Your  Cash Value

You may request a partial withdrawal of your net cash surrender value by writing to our executive office. You will not incur a surrender charge.
Partial
withdrawals are subject to certain conditions.  They must:

be at least $200,

total no more than 50% of the net cash surrender value in any contract year,

allow the death benefit to remain above the minimum for which we would issue the contract at that time,

allow the contract to still qualify as life insurance under applicable tax law.

You may specify how much of the withdrawal you want taken from each investment division. If you do not tell us, then we will make the withdrawal as described in "Deductions and Charges - How Cash Value Charges Are Allocated" on page 24. A withdrawal may have adverse tax consequences.

Withdrawal Charges. When you make a partial withdrawal more than once in a contract year, a charge of $25 (or 2% of the amount withdrawn, whichever is less), will be deducted from your cash value. If you do not give us instructions for deducting the charge, then it will be deducted as described under "Deductions and Charges - How Cash Value Charges Are Allocated" on page
24.

In general, we do not permit you to make a withdrawal on monies for which your premium check has not cleared your bank.

The Effects Of A Partial Withdrawal. A partial withdrawal reduces the amount in your cash value, the cash surrender value and generally the death benefit on a dollar-for-dollar basis. If the death benefit is based on the corridor percentage multiple, then the death benefit reduction could be greater. If you have death benefit option 1, then we will also reduce the face amount of your contract so that there will be no change in the net amount at risk. We will send you a new contract information page to reflect this change. Both the withdrawal and any reductions will be effective as of the date we receive your request at our executive office.

A contract loan might be better than a partial withdrawal if you need temporary cash.

Surrendering Your Contract

You may surrender your contract for its net cash surrender value while at least one of the insured persons is living. You do this by sending both a written request and the contract to our executive office. The net cash surrender value equals the cash surrender value minus any loan outstanding (including loan interest). During the surrender charge period (earlier of 15 years or the attained Joint Equal Age of 95), the cash surrender value is the cash value minus the surrender charge. After the surrender charge period, the cash surrender value equals the cash value. We will compute the net cash surrender value as of the date we receive your request and contract at our executive office. All of your insurance coverage will end on that date. A surrender may have adverse tax consequences.

THE GENERAL ACCOUNT

You may allocate all or some of your cash value to the General
Account.  The
General Account pays interest at a declared rate. We guarantee the principal after deductions. The General Account supports our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities
Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the
General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the
SEC has not made a review of the disclosures which are included in this prospectus for your information and which relate to the General Account.

You may accumulate amounts in the General Account by:

allocating net premium and loan payments,

transferring amounts from the investment divisions,

securing any contract loans, or

earning interest on amounts you already have in the General
Account.

This amount is reduced by transfers, withdrawals and allocated deductions.

We pay interest on all your amounts in the General Account. The annual interest rates will never be less than 3.5%. We may, at our sole discretion, credit interest in excess of 3.5%. You assume the risk that interest credited may not exceed 3.5%. We may pay different rates on unloaned and loaned amounts in the
General Account. Interest compounds daily at an effective annual rate that equals the annual rate we declared.

You may request a transfer between the General Account and one or more of the investment divisions, within limits. See "Transfers of Cash
Value".

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a sales charge, a premium tax charge, and a federal tax charges from each premium. These three charges total 6% of each premium. In addition, in some cases we also deduct a service charge. The rest of each premium (called the net premium) is placed in your cash value.

Sales Charge. We deduct a 2.25% sales charge from each premium payment. This charge partially reimburses us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. (We also deduct a surrender charge if you surrender your contract for its net cash surrender value or let your contract lapse during the surrender charge period. See "Surrender Charges" on page 24.)

Premium Tax Charge. Some states and other jurisdictions (cities, counties, municipalities) tax premium payments and some levy other charges. We deduct
2.25% of each premium for those tax charges. These tax rates currently range from 0.75% to 4%. We expect to pay an average of 2.25% in premium tax because of certain retaliatory provisions in the premium tax regulations. If we pay less, we may change the premium tax charge for that premium.

This is a tax to Midland so you cannot deduct it on your income tax return.
Since the charge is a percentage of your premium, the amount of the charge will vary with the amount of the premium.

We may increase this charge if our premium tax expenses increase.
We reserve
the right to vary this charge by state. If we make such a change, then we will notify you.

Federal Tax Charge. A charge equal to 1.50% is deducted from each premium to pay applicable Federal taxes. We reserve the right to change this charge to reflect any changes in the law.

Service Charge.  If you have chosen the Civil Service Allotment
Mode, then we
deduct $.46 from each premium payment. The $.46 covers the extra expenses we incur in processing bi-weekly premium payments.

Deductions From Your Cash Value

At the beginning of each contract month (including the contract date), the following three deductions are taken from your cash value:

1. Policy Charge: This charge is $10.00 per month (currently we plan to make this deduction for the first 10 years only, but we reserve the right to deduct it throughout the life of the contract). This charge covers the continuing costs of maintaining your contract, such as premium billing and collections, claim processing, contract transactions, record keeping, communications with owners and other expense and overhead items.

2. Expense Charge. The expense charge is based on the amount of insurance on your contract and is only deducted during the first 10 contract years. This charge varies based on the Joint Equal Age of the policy at the time of issue.
This monthly charge ranges from $.065 for each $1,000 of insurance to $.782 for each $1,000 of insurance. This charge is used to recover certain sales expenses and distribution expenses. In addition, we expect to profit from this charge.

3. Charges for Additional Benefits: Monthly deductions are made for the cost of any additional benefits (riders). We may change these charges, but your contract contains tables showing the guaranteed maximum rates for all of these insurance costs.

4. Cost of Insurance Charge: The cost of insurance is our current monthly cost of insurance rate times the amount at risk at the beginning of the contract month. If the current death benefit for the month is increased due to the requirements of Federal tax law, then your amount at risk for the month will also increase. For this purpose, your cash value amount is determined before deduction of the cost of insurance charge, but after all of the other deductions due on that date. The amount of the cost of insurance charge will vary from month to month with changes in the amount at risk.

The cost of insurance rate is based on the sex, issue age, duration, and rating class of each insured person at the time of the charge. We place an insured person who is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. An insured person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates, but they will never be more than the guaranteed maximum rates set forth in your contract. The maximum charges are based on the charges specified in the Commissioner's 1980 Standard Ordinary
Mortality Table.

If Variable Survivorship Life is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil
Rights Act of 1964. In 1983, the United States Supreme Court held that under
Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

The non-smoker cost of insurance rates are lower than the smoker cost of insurance rates. To qualify, an insured must be a standard risk and must meet additional requirements that relate to smoking habits. The reduced cost of insurance rates depends on such variables as the attained age and sex of the insured.

The preferred non-smoker cost of insurance rates are lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, an insured person must be age 20 or over and meet certain underwriting requirements.

Changes in Monthly Charges. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations of investment earnings, mortality, the length of time contracts will remain in effect, expenses and taxes.

Charges Against The Separate Account

Fees and charges allocated to the investment divisions reduce the amount in your cash value.

Mortality and Expense Risk Charge. We charge for assuming mortality and expense risks. We guarantee that monthly administrative and insurance deductions from your cash value will never be greater than the maximum amounts shown in your contract.
The mortality risk we assume is that insured people will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefits than we expected. The expense risk we assume is that the cost of issuing and administering contracts will be greater than we expected. We charge for mortality and expense risks at an effective annual rate of 0.50% of the value of the assets in the Separate Account attributable to Variable
Survivorship Life. We will reduce this charge to 0.25% after the 10th contract year. The investment divisions' accumulation unit values reflect this charge.
See "Using Your Cash Value - How We Determine The Accumulation Unit Value" on page 18. If the money we collect from this charge is not needed, then we profit. We expect to make money from this charge. To the extent sales expenses are not covered by the sales charge and surrender charge, our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to cover sales expenses.

Tax Reserve. We reserve the right to charge for taxes or tax reserves, which may reduce the investment performance of the investment divisions. Currently, no such charge is made.

Transaction Charges

In addition to the deductions described above, we charge fees for certain contract transactions that you make:

Partial Withdrawal of Net Cash Surrender Value. You may make one partial withdrawal during each Contract Year without a charge. There is an administrative charge of $25 (or 2 percent of the amount withdrawn, whichever is less), each time You make a partial withdrawal if more than one withdrawal is made during a Contract Year.

Transfers. Currently, we do not charge when You make transfers of Cash Value among investment divisions. We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year.

How Cash Value Charges Are Allocated

Generally, deductions from your cash value for monthly or partial withdrawal charges are made from the investment divisions and the unloaned portion of the
General Account. They are made in accordance with your specified deduction allocation percentages unless you instruct us otherwise. Your deduction allocation percentages may be any whole numbers (from 10 to 100) which add up to
100. You may change your deduction allocation percentages by writing to our executive office. Changes will be effective as of the date we receive them.

If we cannot make a deduction in accordance with these percentages, we will make it based on the proportion of (a) to (b) where (a) is your unloaned amounts in the General Account and your amounts in the investment divisions and (b) is the total unloaned amount of your cash value.

Deductions for transfer charges are made equally between the investment divisions from which the transfer was made. For example, if the transfer is made from two investment divisions, then the transfer charge assessed to each of the investment divisions will be $12.50.

Surrender Charges

The surrender charge is the difference between the amount in your cash value and your contract's cash surrender value during the surrender charge period (the first 15 contract years or until the attained Joint Equal Age is 95, whichever occurs first). It is a contingent, deferred charge designed to partially recover our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the sales charge is also designed to partially reimburse us for these expenses). It is a contingent load because you pay it only if you surrender your contract (or let it lapse) during the surrender charge period. It is a deferred load because we do not deduct it from your premiums. The amount of the load in a contract year is not necessarily related to our actual sales expenses in that year. We anticipate that the sales charge and surrender charge will not fully cover our sales expenses. If sales expenses are not covered by the sales and surrender charges, we will cover them with other funds. The net cash surrender value, the amount we pay you if you surrender your contract for cash, equals the cash surrender value minus any outstanding loan and loan interest.

The following table provides some examples of the first year surrender charge per $1,000 of the face amount. This charge gradually decreases and is completely eliminated after the surrender charge period.

Table of First Year Surrender Charges
Per Thousand of Face Amount
for Two Standard Non-Smokers
Male Age 35, Female Age 35	$  5.20
Male Age 45, Female Age 45	$  7.70
Male Age 55, Female Age 55	$14.60
Male Age 65, Female Age 65	$28.00
Male Age 75, Female Age 75	$39.00

If there has been a change in face amount during the life of the contract, then the surrender charge is applied against the highest face amount in force during the life of the contract. Your contract will specify your actual surrender charge rates.

Charges In The Funds

The Funds charge for managing investments and providing services.
Each
portfolio's charges vary.

The VIP, the VIP II, and the VIP III Portfolios have an annual management fee.
That fee is the sum of an individual fund fee rate and a group fee rate based on the monthly average net assets of Fidelity Management & Research Company's mutual funds. In addition, each of these portfolios' total operating expenses includes fees for management and shareholder services and other expenses
(custodial, legal, accounting, and other miscellaneous fees). See the VIP, VIP
II and VIP III prospectuses for additional information on how these charges are determined and on the minimum and maximum charges allowed.

The American Century Variable Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the American Century Variable Portfolios prospectus for details.

The MFS Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the MFS
Portfolios
prospectus for details.

The Lord Abbett Portfolio has an annual management fee that is based on the monthly average of the net assets in the portfolio. See the Lord
Abbett
Portfolio prospectus for details.

The expenses for all 23 portfolios for the year ending December
31, 1998,
(except as otherwise noted) are shown in the table below.

      	        Management	Other	        Total
Portfolio	        Fee 	      Expenses
VIP Money Market	      .20%	        .10%	  .30%
VIP High Income	      .58%	        .12%	  .70%
VIP Equity-Income(1)    .49%	        .09%	  .58%
VIP Growth(1)	      .59%	        .09%	  .68%
VIP Overseas(1)	      .74%	        .17%	  .91%
VIP II Asset Manager(1)	.54%	        .10%	  .64%
VIP II Investment
    Grade Bond	      .43%	        .14%	  .57%
VIP II Contrafund(1)	.59%	        .11%	  .70%
VIP II Asset
   Manager: Growth(1)	.59%	        .14%	  .73%
VIP II Index 500(1)	.24%	        .11%	  .35%
VIP III Growth &
   Income(1)	      .49%	        .12%	  .61%
VIP III Balanced(1)	.44%	        .15%	  .59%
VIP III Growth
   Opportunities(1)	.59%	        .12%	  .71%
American Century VP
   Capital Appreciation	1.00%	        .00%	  1.00%
American Century VP
   Value	            1.00%	        .00%	  1.00%
American Century VP
   Balanced	            .97%	        .00%	  .97%
American Century VP
   International	      1.47%	        .00%	  1.47%
American Century VP
   Income & Growth	.70%	        .00%	  .70
MFS VIT Emerging
   Growth(3)	      .75%	        .10%	  .85%
MFS VIT Research(3)	.75%	        .11%	  .86%
MFS VIT Growth
   With Income(3) 	.75%	        .13%	  .88%
MFS VIT New
   Discovery(2) (3)	.90%	        .27%	  1.17%
Lord Abbett VC
   Growth and Income	.50%	        .01%	  .51%

(1) The portfolio used a portion of its paid brokerage commissions to reduce its expenses. Certain portfolios used credits gained as a result of uninvested cash balances to reduce custodian and transfer agent expenses.
Including these
reductions, total operating expenses would have been as follows:

VIP Equity-Income	0.57%
VIP Growth	0.66%
VIP Overseas	0.89%
VIP II Asset Manager	0.63%
VIP II Index 500	0.28%
VIP II Contrafund	0.66%
VIP II Asset Manager: Growth	0.72%
VIP III Balanced	0.58%
VIP III Growth Opportunities	0.70%
VIP III Growth & Income	0.60%

 (2) MFS has agreed to bear expenses for this portfolio (subject to reimbursement by these portfolios) such that the portfolio's other expenses shall not exceed 0.25%. Without this limitation, the other expenses and total expenses would be:

	Other	      Total
	Expenses	Expenses

      MFS VIT New Discovery 	4.32%	5.22%

(3) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

ADDITIONAL INFORMATION ABOUT THE CONTRACTS

Your Right To Examine The Contract

You have a right to examine the contract. If for any reason you are not satisfied with it, then you may cancel the contract within a specific time period. You cancel the contract by sending it to our executive office along with a written cancellation request. Your cancellation request must be postmarked by the latest of the following three dates:

10 days after you receive your contract,

10 days after we mail you a written notice telling you about your rights to cancel (Notice of Withdrawal Right), or

45 days after you sign Part 1 of the contract application.

If you cancel your contract, then we will return all of the charges deducted from your paid premiums and cash value, plus the cash value.

Insurance coverage ends when you send your request.

Your Contract Can Lapse

Your Variable Survivorship Life insurance coverage continues as long as the net cash surrender value of your contract is enough to pay the monthly deductions that are taken out of your cash value. During the Minimum Premium Period, coverage continues if your paid premiums exceed the schedule of required minimum premiums. If neither of these conditions is true at the beginning of any contract month, we will send written notification to you (and any assignees on our records) that a 61-day grace period has begun. This will tell you the amount of premium payment that is needed to satisfy the minimum requirement for two months.

If we receive payment of this amount before the end of the grace period, then we will use that amount to pay the overdue deductions. We will put any remaining balance in your cash value and allocate it in the same manner as your previous premium payments.

If we do not receive payment within 61 days, then your contract will lapse without value. We will withdraw any amount left in your cash value. We will apply this amount to the deductions owed to us, including any applicable surrender charge. We will inform you (and any assignee) that your contract has ended without value.

If the last surviving insured dies during the grace period, we will pay the insurance benefits to the beneficiary, minus any loan, loan interest, and overdue deductions.

You May Reinstate Your Contract

You may reinstate the contract within five years after it lapses if you did not surrender the contract for its net cash surrender value. To reinstate the contract, you must:

complete an application for reinstatement,

provide satisfactory evidence of insurability for both insured persons,

pay enough premium to cover all overdue monthly deductions, including the premium tax on those deductions,

increase the cash value so that the cash value minus any contract debt equals the surrender charges,

cover the next two months' deductions, and

pay or restore any contract debt.

The contract date of the reinstated contract will be the beginning of the contract month that coincides with or follows the date that we approve your reinstatement application. Previous loans will not be reinstated.

Contract Periods And Anniversaries

We measure contract years, contract months, and contract
anniversaries from the
contract date shown on your contract information page.  Each contract month
begins on the same day in each calendar month.   The calendar days
of 29, 30,
and 31 are not used. Our right to challenge a contract and the suicide exclusion are measured from the contract date. See "Limits On Our Right To
Challenge The Contract" on page 28.

Maturity Date

The maturity date is the first contract anniversary after the younger insured person's 100th birthday unless your contract contains the Extended Maturity
Rider. The contract ends on that date if at least one of the insured persons is still alive and the maturity benefit is paid.

If at least one of the insured persons survives to the maturity date and your contract contains the Extended Maturity Rider, we will extend the maturity date as long as this contract still qualifies as life insurance according to the
Internal Revenue Service and your state. If the maturity date is extended, the contract may not qualify as life insurance and there may be tax consequences. A tax advisor should be consulted before you elect to extend the maturity date.

We Own The Assets Of Our Separate Account

We own the assets of our Separate Account and use them to support your contract and other variable life contracts. We may permit charges owed to us to stay in the Separate Account. Thus, we may also participate proportionately in the
Separate Account. These accumulated amounts belong to us and we may transfer them from the Separate Account to our General Account. The assets in the
Separate Account generally are not chargeable with liabilities arising out of any other business we conduct. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Changing the Separate Account

We have the right to modify how we operate our Separate Account.
We have the
right to:

add investment divisions to, or remove investment divisions from, our Separate
Account;

combine two or more divisions within our Separate Account;

withdraw assets relating to Variable Survivorship Life from one investment division and put them into another;

eliminate the shares of a portfolio and substitute shares of another portfolio of the Funds or another open-end investment company. This may happen if the shares of the portfolio are no longer available for investment or, if in our judgment, further investment in the portfolio is inappropriate in view of the purposes of Separate Account A;

register or end the registration of our Separate Account under the Investment
Company Act of 1940;

operate our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of interested parties of Midland);

disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation);
and

operate our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows us to make direct investments. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove of any change in investment advisors or in investment policies unless a law or regulation provides differently.

Limits On Our Right To Challenge The Contract

We can challenge the validity of your insurance contract (based on material misstatements in the application) if it appears that at least one of the insured persons is not actually covered by the contract under our rules.
There are
limits on how and when we can challenge the contract:

We cannot challenge the contract after it has been in effect, during at least one of the insured persons' lifetime, for two years from the date the contract was issued or reinstated. (Some states may require us to measure this in some other way.)

We cannot challenge any contract change that requires evidence of insurability
(such as an increase in face amount) after the change has been in effect for two years during at least one of the insured persons' lifetime.

We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to an insured person in the event that an insured person becomes totally disabled.

If the last of the surviving insured persons dies during the time that we may challenge the validity of the contract, then we may delay payment until we decide whether to challenge the contract.

If an insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed. They will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the correct age and sex.

If either insured person commits suicide within two years after the date on which the contract was issued or reinstated, then the death benefit will be limited to the total of all paid premiums minus the amount of any outstanding contract loan and loan interest minus any partial withdrawals of net cash surrender value. If either insured person commits suicide within two years after the effective date of your requested face amount increase, then we will pay the face amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (Some states require us to measure this time by some other date).

Your Payment Options

You may choose for contract benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If you do not arrange for a specific form of payment before the insured person dies, then the beneficiary will have this choice. However, if you do make an arrangement with us for how the money will be paid, then the beneficiary cannot change your choice. Payment options will also be subject to our rules at the time of selection. Our consent is required when an optional payment is selected and the payee is either an assignee or not a natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $1,000 and periodic payments are at least $20.You have the following payment options:

1.	Deposit Option: The money will stay on deposit with us for a period that
we agree upon. You will receive interest on the money at a declared interest rate.

2.	 Installment Options: There are two ways that we pay
installments:
a.	Fixed Period: We will pay the amount applied in equal
installments plus
applicable interest, for a specified time, up to 30 years.
b.	Fixed Amount: We will pay the sum in installments in an
amount that we
agree upon. We will continue to pay the installments until we pay the original amount, together with any interest you have earned.

3.	Monthly Life Income Option: We will pay the money as monthly income for
life.  You may choose from 1 of 4 ways to receive the income. We will guarantee
payments for:
(1)	at least 5 years (called "5 Years Certain");
(2)	at least 10 years (called "10 Years Certain");
(3)	at least 20 years (called "20 Years Certain"); or
(4)	payment for life. With a life only payment option, payments
will only be
made as long as the payee is alive. Therefore, if the payee dies after the first payment, only one payment will be made.

4.	Other: You may ask us to apply the money under any option
that we make
available at the time the benefit is paid.

We guarantee interest under the deposit and installation options at 2.75% a year, but we may allow a higher rate of interest.

The beneficiary, or any other person who is entitled to receive payment, may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is a fiduciary or not a natural person.
Also, the
details of all arrangements will be subject to our rules at the time the arrangements take effect. These include:

rules on the minimum amount we will pay under an option,

minimum amounts for installment payments,

withdrawal or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment),

the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

You will choose a payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See
"Your Beneficiary" below). Any amounts that we pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

Your Beneficiary

You name your beneficiary in your contract application. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during either insured person's lifetime by writing to our executive office. If no beneficiary is living when the last surviving insured person dies, then we will pay the death benefit to you. If the owner is not surviving, we will pay the death benefit to the owner's estate.

Assigning Your Contract

You may assign your rights in this contract. You must send a copy of the assignment to our executive office. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we receive notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits, net cash surrender value, or loan proceeds within seven days after receiving the required form(s) at our executive office. Death benefits are determined as of the date of the last surviving insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions. We pay interest from the date of death to the date of payment.

We may delay payment for one or more of the following reasons:

(1) We contest the contract.
(2) We cannot determine the amount of the payment because the New
York Stock
Exchange is closed, the SEC has restricted trading in securities, or the SEC has declared that an emergency exists.
(3) The SEC, by order, permits us to delay payment to protect our contract owners.

We may also delay any payment until your premium checks have cleared your bank.
We may defer payment of any loan amount, withdrawal, or surrender from the
General Account for up to six months after we receive your request.

TAX EFFECTS

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federeal tax law, a contract must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, particularly as to contracts that insure more than one individual. Nevertheless, we believe that it is reasonable to conclude that a contract will satisfy the applicable requirements, although there is some uncertainty, particularly if the contract owner pays the full amount of premiums permitted under the contract.

If it is subsequently determined that a contract does not satisfy the applicable requirements, Midland may take appropriate steps to bring the contract into compliance with such requirements and we resere the right to restrict contract transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the flexibility of the contract owner to allocate payments and cash values, have not been explicitly addressed in published rulings. While Midland believes that the contract does not give the contract owner investment control over Separate Account assets, Midland reserves the right to modify the contract as necessary to prevent the contract owner from being treated as the owner of the Variable Account assets supporting the contract.

In addition, the Code requires that the investments of the Separate Account be
"adequately diversified" in order for the contract to be treated as a life insurance contract for Federal income tax purposes. It is intended that the
Separate Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits - In General

We believe that the death benefit payable to the beneficiary under a contract on the death of the second insured to die should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the contract owner will not be deemed to be in constructive receipt of the contract's cash value until there is a distribution. When distributions from a contract occur, or when loans are taken out from or secured by a contract, the tax consequences depend on whether the contract is classified as a
"Modified Endowment contract."

Tax Treatment of Distributions - Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the contracts as to premiums and benefits, the individual circumstances of each contract will determine whether it is classified as a Modified Endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiumd paid during the first seven contract years. Certain changes in a contract after it is issued (including a reduction in benefits at any time after issuance) could also cause it to be classified as a Modified Endowment contract.
A current or prospective contract owner should consult with a competent tax advisor to determine whether a contract transaction will cause the contract to be classified as a Modified Endowment contract.

Contracts classified as Modified Endowment contracts are subject to the following tax rules:

(1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the contract owner's investment in the contract only after all gain has been distributed.

(2) Loans taken from or secured by a contract classified as a Modified Endowment contract (e.g., collateral assignments) are treated as distributions and taxed accordingly.

(3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the contract owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the contract owner's beneficiary or designated beneficiary.

If a contract becomes a Modified Endowment contract, distributions that occur during the contract year will be taxed as distributions from a Modified
Endowment contract. In addition, distributions from a contract within two years before it becomes a Modified Endowment contract will be taxed in this manner.
This means that a distribution from a contract that is not a Modified Endowment contract at the time when the distribution is made could later become taxable as a distribution from a Modified Endowment contract.

Tax Treatment of Distributions - Contracts That Are Not Modified
Endowment
Contracts

Distributions other than death benefits from a contract that is not classified as a Modified Endowment contract are generally treated first as a recovery of the contract owner's investment in the contract and only after the recovery of all investment in the contract as taxable income. However, certain distributions which must be made in order to enable the contract to continue to qualify as a life insurance contract for Federal income tax purposes if contract benefits are reduced during the first 15 contract years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a contract that is not a Modified Endowment contract are generally not treated as distributions. However, the tax consequences associated with contract loans that are outstanding after the first 10 contract years, to the extent such loans do not exceed earnings, are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a contract that is not a Modified Endowment contract are subject to the 10 percent additional income tax.

Investment in the Contract

Your investment in the contract is generally your aggregate premiums. When a distribution is taken from the contract, your investment in the contract is reduced by the amount of the distribution that is tax-free.

Loans

In general, interest on a contract loan will not be deductible.
Before taking
out a contract loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies

All Modified Endowment contracts that are issued by Midland (or its affiliates) to the same contract owner during any calendar year are treated as one Modified
Endowment contract for purposes of determining the amount includible in the contract owner's income when a taxable distribution occurs.

Tax Treatment of Policy Split Option

The policy split option allows the contract to be split into two individual contracts if both insureds submit evidence of insurability. It is not clear whether exercising the policy split rider will be treated as a taxable transaction or whether the individual contracts that result would be classified as Modified Endowment contracts. A competent tax advisor should be consulted before exercising the policy split option.

Other Policy Owner Tax Matters

Federal and state estate, inheritance, transfer, and other tax consequences depend on the individual circumstances of each contract owner or beneficiary.

The transfer of the contract or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the contract to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the contract owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each contract owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of contract proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Businesses can use the contract in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new contract or a change in an existing contract should consult a tax advisor.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the contract.

Possible Charge for Midland's Taxes

At the present time, Midland makes no charge to the Separate Account for any federal, state, or local taxes (other than premium taxes) that it incurs which may be attributable to such account or to the contracts. Midland reserves the right to make a charge for any such tax or other economic burden resulting from the application of the tax laws.

If such a charge is made, it would be set aside as a provision for taxes which we would keep in the effected division rather than in our General
Account.

Other Tax Considerations

The foregoing discussion is general and is not intended as tax advice. If you are concerned about these tax implications, you should consult a competent tax advisor. This discussion is based on our understanding of the Internal Revenue
Service's current interpretation of the present federal income tax laws. No representation is made as to the likelihood of continuation of these current laws and interpretations, and we do not make any guarantee as to the tax status of the contract. It should be further understood that the foregoing discussion is not complete and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

PART 3: ADDITIONAL INFORMATION

MIDLAND NATIONAL LIFE INSURANCE COMPANY

We are Midland National Life Insurance Company, a stock life insurance company.
Midland was organized, in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name
"Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico.
Our officers and directors are listed beginning on page 36.

Midland is a subsidiary of Sammons Enterprises, Inc., Dallas,
Texas. Sammons has
controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

YOUR VOTING RIGHTS AS AN OWNER

We invest the assets of our Separate Account divisions in shares of the Funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

to elect the Funds' Board of Directors,

to ratify the selection of independent auditors for the Funds, and on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares that are allocated to your contract. We will vote at shareholder meetings according to your instructions.

The Funds will determine how often shareholder meetings are held.
As we receive
notice of these meetings, we will ask for your voting instructions. The Funds are not required to hold regular annual meetings.

If we do not receive instructions in time from all contract owners, then we will vote those shares in the same proportion as we vote shares for which we have received instructions in that portfolio. We will also vote any Fund shares that we alone are entitled to vote in the same proportions that contract owners vote.
If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Fund in our own right or to restrict contract owner voting, then we may do so.

You may participate in voting only on matters concerning the Fund portfolios in which your cash value has been invested. We determine your voting shares in each division by dividing the amount of your cash value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Funds' Board for the shareholders meeting. We count fractional shares.

If you have a voting interest, we will send you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Funds' advisor or the investment policies of its portfolios. We will advise you if we do.

Other insurance companies own shares in the Funds to support their variable insurance products. We do not foresee any disadvantage to this. Nevertheless, the Funds' Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Fund action, then we will see that appropriate action is taken to protect our contract owners.

OUR REPORTS TO CONTRACT OWNERS

Shortly after the end of the third, sixth, ninth, and twelfth contract months, we will send you reports that show:

the current death benefit for your contract,

your cash value,

information about investment divisions,

the cash surrender value of your contract,

the amount of your outstanding contract loans,

the amount of any interest that you owe on the loan, and

information about the current loan interest rate.

The annual report will show any transactions involving your cash value that occurred during the year. Transactions include your premium allocations, our deductions, and your transfers or withdrawals.

We will send you semi-annual reports with financial information on the Funds, including a list of the investments held by each portfolio.

Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance contract is delivered.

Notices will be sent to you for transfers of amounts between investment divisions and certain other contract transactions.

DIVIDENDS

We do not pay any dividends on the contract described in this prospectus.

MIDLAND'S SALES AND OTHER AGREEMENTS

The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are registered representatives of Walnut Street Securities (WSS) or broker-dealers who have entered into written sales agreements with WSS. WSS, the principal underwriter of the contracts, is registered with the SEC as a broker-dealer under the Securities
Exchange Act of 1934 and is a member of the National Association of Securities
Dealers, Inc.  The address for Walnut Street Securities is 670
Mason Ridge
Center Drive, Suite 301, St. Louis, Missouri 63141.

During the first contract year, we will pay agents a commission of up to 68% of premiums paid. For subsequent years, the commission allowance may equal an amount up to 2.5% of premiums paid. After the 15th contract year, we pay no commission. Certain persistency and production bonuses may be paid.

We may sell our contracts through broker-dealers registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 that enter into selling agreements with us. The commission for broker-dealers will be no more than that described above.

REGULATION

We are regulated and supervised by the Iowa Insurance Department.
We are
subject to the insurance laws and regulations in every jurisdiction where we sell contracts. This contract has been filed with and approved by insurance officials in those states. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and are complying with the applicable laws and regulations.

We are also subject to various federal securities laws and regulations.

YEAR 2000

The Year 2000 issue (Y2K) relates to the ability of computer systems to properly recognize a four-digit year code. Many computer systems only allowed for a two-digit year code and thus years such as 1998 were simply recognized as 98. Using a two-digit year code for the years 2000 and beyond could result in errors and miscalculations.

Midland National Life relies extensively on computer systems in its daily operations. Several years ago, we began implementing a Plan to modify all of our computer systems to properly recognize the year 2000. Our Y2K Plan focused on assuring compliance in the following areas: Information Technology ("IT") and non-information ("non-IT") hardware, operating systems, software applications and custom applications. We are in the process of the remediation and testing of other systems, including telephone, heating and cooling, mechanical and other equipment having embedded, date sensitive technology for Year 2000 compliance,
In addition, we are reviewing the Year 2000 compliance status of our mission critical customers, vendors and service providers.

We have upgraded our mainframe computer hardware, systems software and applications software to address Y2K issues and we expect to complete compliance testing by June 30, 1999. Most of our systems run on the IBM mainframe computer platform, where future dated systems testing has been performed through December
31, 2000. We are in the process of updating and testing hardware and software running on personal computer (PC) platforms and expect to have any Y2K issues resolved by June 30, 1999.

Y2K issues have been handled primarily by our internal staff.

We are currently in the process of developing a Y2K Contingency Plan and will involve representatives from our IT and non-IT business units in the planning process. The Y2K Contingency Plan may include potential Y2K issues generated within our own Company and potential Y2K issues generated by third parties that have a mission critical business relationship with us.

While we cannot guarantee that our computer systems nor those of the parties with which we conduct business will properly function once the year 2000 is reached, Midland National Life is committed to maintaining reliable computer systems which properly recognize the year 2000.

DISCOUNT FOR MIDLAND EMPLOYEES

Midland employees may receive a discount of up to 25% of first year premiums.
Midland will pay the discount as the employee contributes the premium. All other contract provisions will apply.

LEGAL MATTERS

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided advice regarding certain matters relating to federal securities laws.
We are not involved in any material legal proceedings.

FINANCIAL

The financial statements of Midland National Life Separate Account
A and Midland
National Life Insurance Company, included in this prospectus and the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. The address for PricewaterhouseCoopers LLP is IBM Park Building, Suite 1300, 650 Third Avenue
South, Minneapolis, Minnesota 55402-4333. The financial statements have been included in reliance upon reports given upon the authority of the firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate Account and the variable life insurance contract described in this prospectus with the
Securities and Exchange Commission. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, then you may obtain it from the SEC's main office in Washington, DC. You will have to pay a fee for the material.


                          Management of Midland
                  Here is a list of our directors and officers.
                                  Directors
Name and
Business Address PrincipalOccupation Principal Occupation During
Past Five Years
Michael M. Masterson
Midland National Life
One Midland Plaza
Sioux Falls,SD 57193-0001

Chairman of the Board,President and Chief
Executive Officer
Chairman of the Board (March
1999 to present), Chief Executive
Officer and President (March 1997
to present) President and Chief
Operating Officer (March 1996 to
February 1997), Executive Vice
President-Marketing (March 1995
to February 1996), Midland
National Life Insurance Company;
Vice President - Individual Sales
(prior thereto), Northwestern
National Life

John J. Craig, II
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Executive Vice President
Executive Vice President (January
1998 to present), Midland National
Life Insurance Company; Senior
Vice President and Chief Financial
Officer (October 1993 to 1998),
Midland National Life Insurance
Company; Treasurer (January 1996
to present), Briggs ITD Corp.;
Treasurer (March 1996 to present),
Sammons Financial Holdings, Inc.;
Treasurer (November 1993 to
present), CH Holdings; Treasurer
(November 1993 to present),
Consolidated Investment Services,
Inc.; Treasurer (November 1993 to
present), Richmond Holding
Company, L.L.C.; Partner (prior
thereto), Ernst and Young

Steven C. Palmitier
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Senior Vice President and
Chief Marketing Officer
Senior Vice President and Chief
Marketing Officer (March 1997 to
present), Senior Vice President-
Sales (August 1996 to February
1997), Midland National Life
Insurance Company; Senior Vice
President-Sales (prior thereto),
Penn Mutual Life Insurance

Robert W. Korba
Sammons Enterprises,Inc.
300 Crescent CT
Dallas, TX 75201
Board of Directors
Member, Vice President
President and Director (since
1988), Sammons Enterprises, Inc.,
Vice President (August 1998 to
present), Midland National Life
Insurance Company

                    Executive Officers (other than Directors)
Unless otherwise indicated, the addresses for the following are One Midland
Plaza, Sioux Falls, SD 57193-0001

Name and
Business Address Principal Occupation Principal Occupation During
Past Five
Years
E John Fromelt
Midland National Life
Senior Vice President,
Chief Investment Officer
Senior Vice President, Chief
Investment Officer (since 1990),
Midland National Life Insurance
Company; President (since August
1995), Midland Advisors
Company; Chief Investment Officer
(1996 to present), North American
Company for Life and Health

Stephen P. Horvat, Jr.
Midland National Life
Senior Vice President
Senior Vice President (January
1997 to present), Midland National
Life Insurance Company;
Shareholder (June 1996 to
December 1997), Sorling Law
Firm; Sernior Vice President,
General Counsel & Secretary (prior
thereto), Franklin Life Insurance
Company

Gary J. Gaspar
North American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929
Senior Vice President &
Chief Information Officer
Senior Vice President & Chief
Information Officer (August 1998
to present), Midland National Life
Insurance Company; Senior Vice
President Information Systems
Officer (1985 to present); North
American Company for Life &
Health Insurance

Jack L. Briggs
Midland National Life
Vice President,
Secretary, and General Counsel
Vice President, Secretary and
General Counsel (since 1978),
Midland National Life Insurance
Company

Gary W. Helder
Midland National Life
Vice President-Policy
Administration
Vice President-Policy
Administration (since 1991),
Midland National Life Insurance
Company

Robert W. Buchanan
Midland National Life
Vice President- Marketing
Services
Vice President-Marketing Services
(March 1996 to present), Second
Vice President-Sales Development
(prior thereto), Midland National
Life Insurance Company

Thomas M. Meyer
Midland National Life
Vice President and
Chief Financial Officer
Vice President and Chief Financial
Officer (January 1998 to present),
Second Vice President and
Controller (1995 to 1998), Midland
National Life Insurance Company

Julia B. Roper
North American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929
Vice President &
Chief Compliance Officer
Vice President & Chief
Compliance Officer (August 1998
to present), Midland National Life
Insurance; Vice President & Chief
Compliance Officer (September
1997 to present), North American
Company for Life & Health
Insurance; Assistant Vice President
(prior thereto), CNA Insurance
Companies

Joseph B. Moran
Parkway Mortgage
1700 Galloping Hill Road
Kenilworth, NJ 07033
Vice President -
Parkway Mortgage
Division
Vice President - Parkway
Mortgage Division (January 1999
to present), Midland National Life
Insurance Company; President
(prior thereto), Parkway Mortgage,
Inc.

James T. Fehon
Parkway Mortgage
1700 Galloping Hill Road
Kenilworth, NJ 07033
Vice President -
Parkway Mortgage Division
Vice President - Parkway
Mortgage Division (January 1999
to present), Midland National Life
Insurance Company; Executive
Vice President (prior thereto),
Parkway Mortgage, Inc.




                               Illustration

Following are a series of tables that illustrate how the cash values, cash surrender values, and death benefits of a contract change with the investment performance of the Funds. The tables show how the cash values, cash surrender values, and death benefits of a contract issued to two insureds of a given age and given premium would vary over time if the return on the assets held in each
Portfolio of the Funds were a constant gross, after tax annual rate of 0%, 6%, or 12%.

The tables on the following pages illustrate the following examples:

Death Benefit Option 1 Standard Corridor Percentage Table, Face
Amount
$1,000,000, Annual Premium $15,000, male preferred non-smoker issue age 55 and a female preferred non-smoker issue age 55 (both current and guaranteed charges).

Death Benefit Option 2 Standard Corridor Percentage Table, Face
Amount
$1,000,000, Annual Premium $30,000, male preferred non-smoker issue age 55 and a female preferred non-smoker issue age 55 (both current and guaranteed charges).

The cash values, cash surrender values, and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual contract years.

The amount of the cash value exceeds the cash surrender value until the end of the surrender charge period (earlier of the end of 15 policy years or the attained Joint Equal Age of 95) due to the surrender charge. For contract years after the expiration of the surrender charge period, the cash value and cash surrender value are equal, since the surrender charge has reduced to zero.

The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the cash values and the fourth and seventh columns illustrate the cash surrender values of the contract over the designated period. The cash values shown in the third column and the cash values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates. The cash values shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly charge for cost of insurance is based upon the cost of insurance rates that we guarantee. The maximum cost of insurance rates allowable under the contract are based on the Commissioner's 1980 Standard
Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a contract over the designated period. The illustrations of death benefits reflect the same assumptions as the cash value and cash surrender values. The death benefit values also vary between tables, depending upon whether Option 1 or Option 2 death benefits are illustrated and depending on whether the standard or enhanced corridor table has been selected.

The amounts shown for the death benefit, cash values, and cash surrender values reflect the fact that the net investment return of the divisions of our Separate
Account is lower than the gross, after-tax return on the assets in the Funds, as a result of expenses paid by the Funds and charges levied against the divisions of our Separate Account. The illustrations also reflect the 2.25% sales charge deduction from each premium, the 2.25% state premium tax deduction and the 1.5% federal tax charge from each premium, the $10.00 per month policy charge (for the first ten years on a current basis) the expense charge, as well as current and guaranteed cost of insurance charges.

The contract values shown assume daily investment advisory fees and operating expenses equivalent to an annual rate of .76% of the aggregate average daily net assets of the Portfolios of the Funds (the average rate of the Portfolios for the period ending December 31, 1998). The actual fees and expenses associated with the contract may be more or less than .76% and will depend on how allocations are made to each investment division. The contract values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks and administrative charges which is equivalent to a charge at an annual rate of .50% (.25% after year 10 on both a current and guaranteed basis) of the average net assets of the divisions of Separate Account
A. After deductions of these amounts, the illustrated gross investment rates of
0%, 6%, and 12% correspond to approximate net annual rates of -
1.26%, 4.74%, and
10.74%, respectively (-1.01%, 4.99%, 10.99% after year 10).

The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in face amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.



MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $15,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
0%

		PREMIUMS	ASSUMING CURRENT COSTS	ASSUMING
GUARANTEED COSTS
END	ACCUMULATED
OF	AT 5% INTEREST CASH	SURRENDER DEATH	   CASH 	SURRENDER	DEATH
YEAR	PER YEAR	   VALUE(2)	VALUE(2)  BENEFIT(2) VALUE(2)	VALUE(2)  BENEFIT(2)
1     15,750	11,894  0	      1,000,000	11,845	0      1,000,000
2	32,288	23,630  9,030	1,000,000	23,424	8,824	 1,000,000
3	49,652	35,207  21,337	1,000,000	34,716	20,846 1,000,000
4	67,884	46,624  33,484	1,000,000	45,701	32,561 1,000,000
5	87,029	57,874  45,464	1,000,000	56,350	43,940 1,000,000
6	107,130	68,966  57,286	1,000,000	66,627	54,947 1,000,000
7	128,237	79,908  68,958	1,000,000	76,488	65,538 1,000,000
8	150,398	90,688  80,468	1,000,000	85,869	75,649 1,000,000
9	173,668    101,304  91,814	1,000,000	94,691	85,201 1,000,000
10	198,102    111,755 102,995	1,000,000	102,863	94,103 1,000,000
11	223,757    124,383 116,353	1,000,000	112,487    104,457 1,000,000
12	250,695    136,834 129,534	1,000,000	121,265    113,965 1,000,000
13	278,979    149,083 142,513	1,000,000	129,091    122,521 1,000,000
14	308,678    161,117 155,277	1,000,000	135,841    130,001 1,000,000
15	339,862    172,889 169,969	1,000,000	141,352    138,432 1,000,000
16	372,605    184,357 184,357	1,000,000	145,403    145,403 1,000,000
17	406,986    195,515 195,515	1,000,000	147,690    147,690 1,000,000
18	443,085    206,321 206,321	1,000,000	147,812    147,812 1,000,000
19	480,989    216,728 216,728	1,000,000	145,278    145,278 1,000,000
20	520,789    226,680 226,680	1,000,000	139,528    139,528 1,000,000
21	562,578    236,100 236,100	1,000,000	129,934    129,934 1,000,000
22	606,457    244,884 244,884	1,000,000	115,797    115,797 1,000,000
23	652,530    252,904 252,904	1,000,000	 96,307     96,307 1,000,000
24	700,906    260,018 260,018	1,000,000	 70,451	70,451 1,000,000
25	751,702    266,063 266,063	1,000,000	 36,864	36,864 1,000,000
30  1,046,412    270,541 270,541	1,000,000   	0	     0	   0
35  1,422,545    183,934 183,934	1,000,000	      0	     0	   0
40  1,902,596	     0	 0 	        0	      0	     0	   0
45  2,515,277	     0	 0	        0	      0	     0	   0

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $15,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
6%

     PREMIUMS	ASSUMING CURRENT COSTS		ASSUMING
GUARANTEED COSTS
END  ACCUMULATED
OF   AT 5% INTEREST CASH     SURRENDER DEATH	  CASH
SURRENDER DEATH
YEAR PER YEAR	  VALUE(2) VALUE(2)  BENEFIT(2) VALUE(2)
VALUE(2)  BENEFIT(2)
1	15,750	12,674	     0   1,000,000   12,623        0
1,000,000
2	32,288	25,940	11,340   1,000,000   25,725   11,125
1,000,000
3	49,652	39,824	25,954   1,000,000   39,303   25,433
1,000,000
4	67,884	54,352	41,212   1,000,000   53,356   40,216
1,000,000
5	87,029	69,544	57,134   1,000,000   67,874   55,464
1,000,000
6    107,130	85,441	73,761   1,000,000   82,843   71,163
1,000,000
7    128,237     102,080	91,130   1,000,000   98,237   87,287
1,000,000
8    150,398     119,485     109,265   1,000,000  114,011  103,791
1,000,000
9    173,668     137,688     128,198   1,000,000  130,105  120,615
1,000,000
10   198,102     156,724     147,964   1,000,000  146,450  137,690
1,000,000
11   223,757     179,153     171,123   1,000,000  165,336  157,306
1,000,000
12   250,695     202,656     195,356   1,000,000  184,482  177,182
1,000,000
13   278,979     227,263     220,693   1,000,000  203,814  197,244
1,000,000
14   308,678     253,019     247,179   1,000,000  223,252  217,412
1,000,000
15   339,862     279,941     277,021   1,000,000  242,680  239,760
1,000,000
16   372,605     308,054     308,054   1,000,000  261,939  261,939
1,000,000
17   406,986     337,421     337,421   1,000,000  280,807  280,807
1,000,000
18   443,085     368,077     368,077   1,000,000  298,991  298,991
1,000,000
19   480,989     400,066     400,066   1,000,000  316,138  316,138
1,000,000
20   520,789     433,429     433,429   1,000,000  331,862  331,862
1,000,000
21   562,578     468,205     468,205   1,000,000  345,751  345,751
1,000,000
22   606,457     504,429     504,429   1,000,000  357,367  357,367
1,000,000
23   652,530     542,139     542,139   1,000,000  366,222  366,222
1,000,000
24   700,906     581,394     581,394   1,000,000  371,719  371,719
1,000,000
25   751,702     622,273     622,273   1,000,000  373,046  373,046
1,000,000
30 1,046,412     855,930     855,930   1,000,000  258,958  258,958
1,000,000
35 1,422,545   1,160,286   1,160,286   1,218,300        0	     0
	     0
40 1,902,596   1,545,267   1,545,267   1,560,719        0	     0
	     0
45 2,515,277   2,053,039   2,053,039   2,053,039        0        0
	     0

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $15,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
12%

     PREMIUMS	 ASSUMING CURRENT COSTS		ASSUMING
GUARANTEED COSTS
END  ACCUMULATED
OF   AT 5%INTEREST CASH	   SURRENDER DEATH     CASH	 SURRENDER
DEATH
YEAR PER YEAR	 VALUE(2)VALUE(2)	 BENEFIT(2)VALUE(2)VALUE(2)
BENEFIT(2)
1	15,750    13,455	       0    1,000,000    13,403         0
1,000,000
2	32,288    28,347    13,747   1,000,000    28,121    13,521
1,000,000
3	49,652    44,826    30,956   1,000,000    44,273    30,403
1,000,000
4	67,884    63,060    49,920   1,000,000    61,987    48,847
1,000,000
5	87,029    83,229    70,819   1,000,000    81,402    68,992
1,000,000
6    107,130   105,549    93,869   1,000,000   102,666    90,986
1,000,000
7    128,237   130,255   119,305   1,000,000   125,935   114,985
1,000,000
8    150,398   157,593   147,373   1,000,000   151,369   141,149
1,000,000
9    173,668   187,842   178,352   1,000,000   179,136   169,646
1,000,000
10   198,102   221,313   212,553   1,000,000   209,423   200,663
1,000,000
11   223,757   261,101   253,071   1,000,000   245,032   237,002
1,000,000
12   250,695   305,225   297,925   1,000,000   284,002   276,702
1,000,000
13   278,979   354,148   347,578   1,000,000   326,688   320,118
1,000,000
14   308,678   408,392   402,552   1,000,000   373,498   367,658
1,000,000
15   339,862   468,523   465,603   1,000,000   424,902   421,982
1,000,000
16   372,605   535,183   535,183   1,000,000   481,438   481,438
1,000,000
17   406,986   609,121   609,121   1,000,000   543,740   543,740
1,000,000
18   443,085   691,165   691,165   1,000,000   612,579   612,579
1,000,000
19   480,989   782,252   782,252   1,000,000   688,945   688,945
1,000,000
20   520,789   883,457   883,457   1,000,000   774,151   774,151
1,000,000
21   562,578   995,989   995,989   1,045,788   869,942   869,942
1,000,000
22   606,457 1,120,889 1,120,889   1,176,933   978,560   978,560
1,027,488
23   652,530 1,259,429 1,259,429   1,322,400 1,099,616 1,099,616
1,154,597
24   700,906 1,413,076 1,413,076   1,483,730 1,233,339 1,233,339
1,295,006
25   751,702 1,583,446 1,583,446   1,662,618 1,380,940 1,380,940
1,449,987
30 1,046,412 2,754,594 2,754,594   2,892,324 2,374,535 2,374,535
2,493,261
35 1,422,545 4,692,334 4,692,334   4,926,951 3,936,171 3,936,171
4,132,979
40 1,902,596 7,913,707 7,913,707   7,992,844 6,469,381 6,469,381
6,534,074
45 2,515,27713,426,49413,426,494  13,426,49410,993,02510,993,025
10,993,025

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $30,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
0%

     PREMIUMS		     ASSUMING CURRENT COSTS	ASSUMING
GUARANTEED COSTS
END  ACCUMULATED
OF   AT 5% INTEREST CASH     SURRENDER DEATH	  CASH
SURRENDER DEATH
YEAR PER YEAR	  VALUE(2) VALUE(2)  BENEFIT(2) VALUE(2)
VALUE(2)  BENEFIT(2)
1    31,500	    25,812     11,212    1,025,812     25,767
11,167   1,000,000
2    64,575	    51,274     36,674    1,051,274     51,088
36,488   1,051,088
3    99,304     76,382     62,512    1,076,382     75,943
62,073   1,075,943
4   135,769    101,129     87,989    1,101,129    100,307
87,167   1,100,307
5   174,057    125,491    113,081    1,125,491    124,149
111,739   1,124,149
6   214,260    149,500    137,820    1,149,500    147,427
135,747   1,147,427
7   256,473    173,177    162,227    1,173,177    170,090
159,140   1,170,090
8   300,797    196,489    186,269    1,196,489    192,064
181,844   1,192,064
9   347,337    219,433	  209,943	 1,219,433	  213,255
203,765   1,213,255
10  396,204	   242,005	  233,245	 1,242,005    233,556
224,796   1,233,556
11  447,514	   266,918	  258,888	 1,266,918	  255,405
247,375   1,255,405
12  501,389	   291,451	  284,151	 1,291,451	  276,141
268,841   1,276,141
13  557,959	   315,548	  308,978	 1,315,548	  295,629
289,059   1,295,629
14  617,357    339,177	  333,337	 1,339,177	  313,715
307,875   1,313,715
15  679,725	   362,232	  359,312	 1,362,232	  330,199
327,279   1,330,199
16  745,211	   384,519	  384,519	 1,384,519	  344,814
344,814   1,344,814
17  813,972	   406,065	  406,065	 1,406,065	  357,209
357,209   1,357,209
18  886,170	   426,748	  426,748	 1,426,748	  366,924
366,924   1,366,924
19  961,979	   446,443	  446,443	 1,446,443	  373,420
373,420   1,373,420
201,041,578	   464,993	  464,993	 1,464,993	  376,118
376,118   1,376,118
211,125,156	   482,192	  482,192	 1,482,192	  374,425
374,425   1,374,425
221,212,914	   497,757	  497,757	 1,497,757	  367,753
367,753   1,367,753
231,305,060	   511,349	  511,349	 1,511,349	  355,516
355,516   1,355,516
241,401,813	   522,604	  522,604	 1,522,604	  337,069
337,069   1,337,069
251,503,404	   531,105	  531,105	 1,531,105	  311,616
311,616   1,311,616
302,092,824    509,818	  509,818	 1,509,818	  36,109
36,109    1,036,109
352,845,090	   296,621	  296,621	 1,296,621	       0
0	       0
403,805,193	         0	        0	         0	       0
0	       0
455,030,555	         0	        0	         0	       0
0	       0

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $30,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
6%

            PREMIUMS		ASSUMING CURRENT COSTS	ASSUMING
GUARANTEED COSTS
END  ACCUMULATED
OF   AT 5%INTEREST CASH	    SURRENDER DEATH	 CASH	   SURRENDER
DEATH
YEAR PER YEAR	 VALUE(2) VALUE(2)  BENEFIT(2) VALUE(2)VALUE(2)
BENEFIT(2)
1	31,500     27,438	     12,838   1,027,438	   27,391	12,791
1,000,000
2	64,575     56,151	     41,551	  1,056,151	   55,956	41,356
1,055,956
3	99,304     86,190	     72,320	  1,086,190	   85,722	71,852
1,085,722
4    135,769    117,607     104,467	  1,117,607	  116,716  103,576
1,116,716
5    174,057    150,438	    138,028	  1,150,438	  148,957  136,547
1,148,957
6    214,260    184,778	    173,098	  1,184,778	  182,455  170,775
1,182,455
7    256,473    220,715	    209,765	  1,220,715	  217,208  206,258
1,217,208
8    300,797    258,286	    248,066	  1,258,286	  253,191  242,971
1,253,191
9    347,337    297,562	    288,072	  1,297,562	  290,357  280,867
1,290,357
10   396,204    338,614	    329,854	  1,338,614	  328,642  319,882
1,328,642
11   447,514    384,542	    376,512	  1,384,542	  370,821  362,791
1,370,821
12   501,389    432,628	    425,328	  1,432,628	  414,183  406,883
1,414,183
13   557,959    482,921	    476,351	  1,482,921	  458,637  452,067
1,458,637
14   617,357    535,491	    529,651	  1,535,491	  504,064  498,224
1,504,064
15   679,725    590,338	    587,418	  1,590,338	  550,293  547,373
1,550,293
16   745,211    647,370	    647,370	  1,647,370	  597,071  597,071
1,597,071
17   813,972    706,714	    706,714	  1,706,714	  644,043  644,043
1,644,043
18   886,170    768,354	    768,354	  1,768,354	  690,721  690,721
1,690,721
19   961,979    832,265	    832,265	  1,832,265	  736,507  736,507
1,736,507
20 1,041,578    898,389	    898,389	  1,898,389	  780,724  780,724
1,780,724
21 1,125,156    966,609	    966,609	  1,966,609	  822,641  822,641
1,822,641
22 1,212,914  1,036,728	  1,036,728	  2,036,728	  861,493  861,493
1,861,493
23 1,305,060  1,108,470   1,108,470	  2,108,470	  896,466  896,466
1,896,466
24 1,401,813  1,181,520	  1,181,520	  2,181,520	  926,646  926,646
1,926,646
25 1,503,404  1,255,491	  1,255,491	  2,255,491	  950,907  950,907
1,950,907
30 2,092,824  1,615,158	  1,615,158	  2,615,158	  922,701  922,701
1,922,701
35 2,845,090  1,853,286	  1,853,286	  2,853,286	  440,546  440,546
1,440,546
40 3,805,193  1,803,713	  1,803,713	  2,803,713	        0	     0
	    0
45 5,030,555  1,352,939   1,352,939	  2,352,939	        0	     0
	    0

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE	FACE AMOUNT:
$1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-
SMOKER ISSUE AGE
55
ASSUMED ANNUAL PREMIUM(1): $30,000 	HYPOTHETICAL GROSS AMOUNT RATE
OF PREMIUM:
12%

      PREMIUMS		ASSUMING CURRENT COSTS	ASSUMING
GUARANTEED COSTS
END  ACCUMULATED
OF   AT 5% INTEREST CASH     SURRENDER DEATH	 CASH	   SURRENDER
DEATH
YEAR PER YEAR	  VALUE(2) VALUE(2)  BENEFIT(2)VALUE(2)VALUE(2)
BENEFIT(2)
1	31,500     29,065     14,465   1,029,065    29,017
14,417   1,029,017
2	64,575     61,225	    46,625	 1,061,225	  61,021
46,421   1,061,021
3	99,304     96,803	    82,933	 1,096,803	  96,306
82,436   1,096,306
4    135,769    136,156	   123,016	 1,136,156	 135,191
	122,051   1,135,191
5    174,057    179,657	   167,247	 1,179,657	 178,023
	165,613   1,178,023
6    214,260    227,780	   216,100	 1,227,780	 225,176
	213,496   1,225,176
7    256,473    281,041	   270,091	 1,281,041	 277,050
	266,100   1,277,050
8    300,797    339,951	   329,731	 1,339,951	 334,066
	323,846   1,334,066
9    347,337    405,109	   395,619	 1,405,109	 396,666
	387,176   1,396,666
10   396,204    477,177	   468,417	 1,477,177	 465,327
	456,567   1,465,327
11   447,514    560,324	   552,294	 1,560,324	 543,819
	535,789   1,543,819
12   501,389    652,472	   645,172	 1,652,472	 629,989
	622,689   1,629,989
13   557,959    754,547	   747,977	 1,754,547	 724,522
	717,952   1,724,522
14   617,357    867,602	   861,762	 1,867,602	 828,162
	822,322   1,828,162
15   679,725    992,723	   989,803	 1,992,723	 941,681
	938,761   1,941,681
16   745,211  1,131,026	 1,131,026	 2,131,026 1,065,864
1,065,864   2,065,864
17   813,972  1,283,979	 1,283,979	 2,283,979 1,201,488
1,201,488   2,201,488
18   886,170  1,453,056	 1,453,056	 2,453,056 1,349,299
1,349,299   2,349,299
19   961,979  1,639,883	 1,639,883	 2,639,883 1,510,032
1,510,032   2,510,032
20 1,041,578  1,846,237	 1,846,237	 2,846,237 1,684,457
1,684,457   2,684,457
21 1,125,156  2,074,030	 2,074,030	 3,074,030 1,873,406
1,873,406   2,873,406
22 1,212,914  2,325,303	 2,325,303	 3,325,303 2,077,803
2,077,803   3,077,803
23 1,305,060  2,602,259	 2,602,259	 3,602,259 2,298,667
2,298,667   3,298,667
24 1,401,813  2,907,310	 2,907,310	 3,907,310 2,537,064
2,537,064   3,537,064
25 1,503,404  3,243,076	 3,243,076	 4,243,076 2,794,004
2,794,004   3,794,004
30 2,092,824  5,486,594	 5,486,594	 6,486,594 4,382,166
4,382,166   5,382,166
35 2,845,090  9,013,198	 9,013,198	10,013,198 6,543,935
6,543,935   7,543,935
40 3,805,193 14,544,327	14,544,327	15,544,327 9,394,245
9,394,245  10,394,245
45 5,030,555 23,410,342	23,410,342	24,410,34211,271,044
11,271,044  12,271,044

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACT YEAR.
VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN
DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE.
ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE
ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE
INVESTMENT
RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR
LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE
INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE
FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT
FOR A
CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL
INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED
ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION
CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT
THIS ASSUMED
INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER
ANY PERIOD OF TIME.

Definitions

Accumulation Unit means the units credited to each investment division in the
Separate Account.

Age means the age of the Insured Person on his/her birthday which immediately precedes the Contract Date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the Last Surviving Insured Person dies.

Business Day means any day we are open and the New York Stock Exchange is open for trading. The holidays which we are closed but the New York Stock
Exchange is open are the day after Thanksgiving, December 23, and December 31.
These days along with the days the New York Stock Exchange is not open for trading will not be counted as Business Days.

Contract Fund means the total amount of monies in our Separate
Account A
attributable to your in force contract. It also includes monies in our General
Account for your contract.

Cash Surrender Value means the Contract Fund on the date of surrender, less any
Surrender Charges.

Cash Value is the value of your contract fund.

Contract Anniversary: The same month and day of the Contract Date in each year following the Contract Date.

Contract Date means the date from which Contract Anniversaries and Contract
Years are determined.

Contract Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.

Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.

Death Benefit means the amount payable under your contract when the Last
Surviving Insured Person dies.

Evidence of Insurability means evidence, satisfactory to us, that the insured person is insurable and meets our underwriting standards.

Executive Office means where you write to us to pay premiums or take other action, such as transfers between investment divisions, changes in Face Amount, or other such action regarding your contract. The address is:

             Midland National Life Insurance Company
                      One Midland Plaza
                     Sioux Falls, SD 57193

Funds mean the investment companies, more commonly called mutual funds, available for investment by Separate Account A on the Contract
Date or as later
changed by us.

In Force means the Insured Persons' lives remain insured under the terms of the contract.

Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the Fund.

Minimum Premium Period: This is the period of time beginning on the Contract
Date and ending five years from the Contract Date.

Modified Endowment Contract is a contract where premiums are paid more rapidly than the rate defined by a 7-Pay Test.

Monthly Anniversary means the day of each month that has the same numerical date as the Contract Date.

Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract loan.

Net Premium means the premium paid less the 6% deduction for the sales charge,
Federal taxes and state premium taxes, and less any per premium expense charge.
Record Date means the date the contract is recorded on Our books as an In Force contract.

Separate Account means Our Separate Account A which receives and invests your net premiums under the contract.

Surrender Charges means a charge made only upon surrender of the contract.


Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the investment division and the
Funds. The information does not indicate or represent future performance.

Total return quotations reflect changes in Funds' share prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of the mortality and expense risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge), the monthly deduction from the cash value (the expense charge, the cost of insurance charge, and any charges for additional benefits), the surrender charge, or other transaction charges. Therefore, these returns do not show how actual investment performance will affect contract benefits.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.

Midland may advertise performance figures for the investment divisions based on the performance of a portfolio before the Separate Account commenced operations.

Midland may provide individual hypothetical illustrations of cash value, cash surrender value, and death benefits based on the Funds' historical investment returns. These illustrations will reflect the deduction of expenses in the
Funds and the deduction of contract charges, including the mortality and expense risk charge, the deductions from premiums, the monthly deduction from the cash value and the surrender charge. The illustrations do not indicate what contract benefits will be in the future.


Financial Statements

The financial statements of Midland National Life Insurance Company included in this prospectus should be distinguished from the financial statements of the
Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts.
They should not be considered as bearing upon the investment performance of the assets held in the Separate Account.

Appendix A

Joint Equal Age Calculation

A Joint Equal Age (JEA) calculation changes many possible combinations of ages, risk classes, substandard ratings and sexes of two lives into a single JEA which is used for setting various charges and the minimum premium. Midland National
Life's VSL product uses the Joint Equal Age calculation shown below.

The surrender charges, the expense charge and the minimum premium are based on the JEA of the policy at the time of issue. The steps to calculating the JEA are as follows:

1.	Smoker Adjustment.  Adjust the age of any insured who is
classified as a
Smoker as follows:
		Male	Female	Unisex
		+5	+3	+4
	Note: The individual age cannot exceed 85 nor be less than
20 before
adjustments.  	The preferred class does not allow for
individual ages which
exceed 80.

2.	Female Adjustment.  Reduce the age of all females by 5
years.  Reduce the
age of all unisex by 1 year.

3.	Table Rating Adjustment.  Increase the age of any rated
insureds according
to the following table.
	Table Rating   0	1 2 3 4 5 6 7  8  9  10 11 12 13 14 15 16
Unins
	Age Increase   0	2 4 6 7 8 9	10 11 12 13	14 15	16 17	18 19
	30

4. Cap Adjusted Age at 110. If the adjusted age for any individual exceeds age
110, we will reduce the adjusted age to age 110.

5. Age Difference Adjustment.  The ages need to be adjusted for the difference
in ages.  After making the above adjustments, subtract the younger age from the
older age.  Using the table below, find the Age Difference
Adjustment and add
this to the younger Adjusted Age.
		Age		Age
		Difference	Adjustment	Difference	Adjustment
		0	         0        45-47 	13
		1-2            1  	48-50	      14
		3-4            2  	51-53  	15
		5-6	         3  	54-56 	16
		7-9	         4  	57-60 	17
		10-12	         5  	61-64 	18
		13-15	         6  	65-69 	19
		16-18	         7	      70-75	      20
		19-23	         8        76-82	      21
		24-28	         9	      83-91	      22
		29-34	        10   	92-100	23
		35-39	        11
            40-44         12

	The Maximum JEA allowed is 85 and the minimum is 20. JEA which do not fall into these limits do not qualify for issue.

	Example 1:  Assume the policy has a 55 year old Male Smoker
who is
standard
and a 63 year old Female Non-Smoker with a table 6 rating.
		Male	Female
	Initial Age	55	63
	Step 1 Adjustment	+5	-
	Step 2 Adjustment	-	-5
	Step 3 Adjustment	-	+9
	Total Step 1, 2 and 3	60	67
	Step 4 Adjustment	N/A
	Step 5 Adjustment	+4
	Joint Equal Age is 64.


6730VSL.txt

                                    PART II


                          UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securi-

ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities

Act of 1933 may be permitted to directors, officers and controlling per-

sons of the registrant pursuant to the foregoing provisions, or other-

wise, the registrant has been advised that in the opinion of the Securi-

ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-

cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE.txt

REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF THE INVESTMENT COMPANY ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.

S6FORM.TXT

CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and Documents:

    The facing sheet.

    The prospectus consisting of 52 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) of the Investment
       Company Act.

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  1

    (b)  Sutherland Asbill & Brennan L L P   5

    (c)  PricewaterhouseCoopers  L L P   5

    The following exhibits:

1.  The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A.   3

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement.   1

         (b)  Selling Agreement.   1

         (c)  Commission schedule.   5

    (4)  Not applicable.

(5) Form of Contract.   5


1      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
2      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
3      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
4      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
5      To be filed by amendment.
--------------

    (6)  (a)  Articles of Incorporation of Midland National Life.    3

         (b)  By-Laws of Midland National Life.   3

    (7)  Not applicable.

    (8)  (a)  Participation Agreements for Fidelity Distributors

              Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   2

         (b)  Amendments to Participation Agreements for Fidelity

              Distributors Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   2

         (c)  Participation Agreement for Fidelity Distributors

              Corporation/Variable Insurance Products Fund III.   3

         (d)  Participation Agreement for American Century Investment

              Services, Inc.   2

         (e)  Participation Agreement for Lord Abbett Series Funds, Inc.  4

         (f) Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. 5

         (g)  Participation Agreement for Massachusetts Financial Variable

              Insurance Trusts.    4

    (9)  Not applicable.

   (10)  Application Form.   5

   (11)  Memorandum describing Midland National Life's issuance, transfer

         and redemption procedures for the Contract.   5

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs.   1

4.  No financial statements are omitted from the Prospectus pursuant to

     Instruction 1(b) or (c) or Part I.

5.  Not applicable.

6.  Not applicable.

7.  Consent of Sutherland Asbill & Brennan L L P   5

8.  Consent of PricewaterhouseCoopers  L L P   5


1      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
2      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
3      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
4      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
5      To be filed by amendment.


CONVLSL.txt

SIGNATURES
                             __________


    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota, on the 15th day of June, 1999.

                                    Midland National Life Separate Account A

   (Seal)                      By:  Midland National Life Insurance Company


                               By:_/s/ Michael M. Masterson__
                                    President


    Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota on the 15th day of June, 1999.


      (Seal)                      By:  Midland National Life Insurance Company


                                  By:__/s/ Michael M. Masterson ____
                                       President


   Signature                   Title                           Date
   ---------                   -----                           ----

   /s/_ Michael M. Masterson   Director, Chairman of the       June 15, 1999
   Michael M. Masterson        Board, Chief Executive
                               Officer and President

   _/s/ John J. Craig II       Director, Executive Vice        June 15, 1999
   John J. Craig II            President

   _/s/ Steven C. Palmitier    Director, Senior Vice           June 15, 1999
   Steven C. Palmitier         President and Chief
                               Marketing Officer

   _/s/ Stephen P. Horvat, Jr. Director, Senior Vice           June 15, 1999
   Stephen P. Horvat, Jr.      President - Legal

   _/s/ Thomas M. Meyer        Vice President and              June 15, 1999
   Thomas M. Meyer             Chief Financial
                               Officer

   _____________________       Director and Vice President     June 15, 1999
   Robert W. Korba

VLSLSIG.TXT
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